United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

Financial Statements — 12/31/2008
BR GAAP
Filed at CVM and SEC on 02/19/2009
Gerência Geral de Controladoria — GECOL

Contents

A- Financial Statements	3

1- Balance Sheet	3

2- Statement of Income	4

3- Statement of Changes in Stockholders’ Equity	5

4- Statement of Cash Flows	6

5- Statement of Value Added	7

6- Notes to the Financial Statements at December 31, 2008 and 2007	8

6.1- Operations	8

6.2- Presentation of Financial Statements	8

6.3- Principles and Practices of Consolidation	9

6.4- Summary of significant Accounting Policies	9

6.5- Independent Auditors Policy	11

6.6- Acquisitions and Divestments	11

6.7- Cash and Cash Equivalents	12

6.8- Accounts Receivable	12

6.9- Related Parties	12

6.10- Inventories	14

6.11- Deferred Income Tax and Social Contribution	15

6.12- Taxes to recover or offset	16

6.13- Investments	17

6.14- Intangible	18

6.15- Property, Plant and Equipment	18

6.16- Loans and Financing	19

6.17- Contingent Liabilities	21

6.18- Provision for asset retirement obligations	23

6.19- Pension Plan	23

6.20- Incentives of long stated period	26

6.21- Paid-up Capital	26

6.22- Resources linked to future mandatory conversion in shares	27

6.23- ADR Program — American Depositary Receipts	27

6.24- Treasury Stock	28

6.25- Remuneration of Stockholders	28

6.26- Financial Results	29

6.27- Financial Instruments – Derivatives	30

Contents

6.28- Selling, Administrative, Other Operating Expenses and Non Operating Income	40

6.29- Concessions, Subconcessions and Leases	41

6.30- Insurance	42

6.31- Profit Sharing Plan	42

6.32- Information by segment	43

6.33- Social Report (unaudited)	45

6.34- SUBSEQUENT EVENTS	46

7- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies	46

8- Report of the Independent Accountants	47

9- Opinion of the Fiscal Council on the Annual Report and Financial Statements at December 31, 2008	49

10- Opinion of the Board of Directors on the Annual Report and Financial Statements at December 31, 2008	50

B- Additional Information	51

11- Cash Generation (Unaudited)	51

12- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	52

A- Financial Statements
(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
1- Balance Sheet

	In millions of reais
		Consolidated		Parent Company
Years ended December 31,	Notes	2008	2007	2008	2007
Assets
Current assets
Cash and cash equivalents	6.7	24,639	2,128	6,713	120
Short term investments		5,394	—	—	—
Accounts receivable from customers	6.8	7,933	7,136	9,827	2,379
Related parties	6.9	28	36	2,242	1,580
Inventories	6.10	9,686	7,258	2,913	1,932
Deferred income tax and social contribution	6.11	1,305	1,084	1,220	611
Taxes to recover or offset	6.12	4,886	2,230	3,312	792
Others		2,188	1,281	999	479

		56,059	21,153	27,226	7,893

Non-current assets
Long-term receivables
Related parties	6.9	—	5	4,728	3,413
Loans and financing		180	226	128	115
Prepaid expenses		632	459	—	—
Judicial deposits		1,794	864	1,299	776
Advances to energy suppliers		953	1,016	—	—
Deferred income tax and social contribution	6.11	934	482	640	237
Taxes to recover or offset	6.12	1,067	500	189	193
Provisions for derivatives	6.27	85	1,191	5	1,064
Others		414	219	245	107

		6,059	4,962	7,234	5,905

Investments	6.13	2,442	1,869	90,682	62,738
Intangibles	6.14	10,727	14,316	8,400	12,143
Property, plant and equipment	6.15	110,494	90,477	38,697	28,097
Deferred charges		—	122	—	—

		123,663	106,784	137,779	102,978

		185,781	132,899	172,239	116,776

Liabilities, and stockholders’ equity
Current liabilities
Payable to suppliers and contractors		5,248	4,294	2,145	1,927
Payroll and related charges		1,428	1,344	881	776
Current portion of long-term debt	6.16	1,583	2,354	711	1,483
Short-term debt	6.16	1,088	1,007	—	297
Related parties	6.9	162	15	9,580	6,702
Taxes, contributions and royalties		188	586	56	50
Provision for income tax		1,423	2,222	—	—
Pension Plan	6.19	239	232	86	78
Ferrovia Norte Sul subconcession		934	372	—	—
Provisions for derivatives	6.27	—	613	—	47
Provision for asset retirement obligations	6.18	113	114	44	47
Proposed dividends and interest on stockholders’ equity	6.25	4,834	4,752	4,834	4,752
Others		1,399	1,442	644	453

		18,639	19,347	18,981	16,612

Non-current liabilities
Pension Plan	6.19	3,563	3,808	523	590
Long-term debt	6.16	42,694	32,445	11,602	8,643
Related parties	6.9	125	—	38,144	29,466
Provisions for contingencies	6.17	2,989	3,189	1,730	1,979
Deferred income tax and social contribution	6.11	8,039	8,073	—	—
Provisions for derivatives	6.27	1,345	9	1,084	—
Provision for asset retirement obligations	6.18	1,997	1,649	848	743
Ferrovia Norte Sul subconcession		—	372	—	—
Others		4,034	2,201	3,052	1,713

		64,786	51,746	56,983	43,134

Deferred income		—	93	—	—

Minority interest		6,081	4,683	—	—

Stockholders’ equity
Paid-up capital	6.21	47,434	28,000	47,434	28,000
Transaction cost of capital increase		(161)	—	(161)	—
Resources linked to the future mandatory conversion in shares	6.22	3,064	3,064	3,064	3,064
Equity assessnent adjustment		8	—	8	—
Cumulative translation Adjustments		5,982	—	5,982	—
Revenue reserves		39,948	25,966	39,948	25,966

		96,275	57,030	96,275	57,030

		185,781	132,899	172,239	116,776

The notes and attachment I are an integral part of the financial statements

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
2- Statement of Income

	In millions of reais
		Consolidated							Parent Company
					Accumulated				Accumulated
					Before new	New practices
Years ended December 31,	Notes	4Q/08	3Q/08	4Q/07	practices	adjustments	2008	2007	2008	2007
Operating revenues
Ore and metals		14,193	17,875	12,935	59,892	—	59,892	55,332	31,645	20,698
Sales of aluminum-related products		1,824	1,546	1,247	5,843	—	5,843	5,529	390	278
Transport services		914	1,034	843	3,666	—	3,666	3,497	2,027	1,939
Sales of steel products		304	367	265	1,348	—	1,348	1,248	—	—
Other products and services		711	565	231	2,017	—	2,017	779	383	114

		17,946	21,387	15,521	72,766	—	72,766	66,385	34,445	23,029
Value Added taxes		(563)	(689)	(436)	(2,225)	—	(2,225)	(1,621)	(1,545)	(1,213)

Net operating revenues		17,383	20,698	15,085	70,541	—	70,541	64,764	32,900	21,816

Cost of products and services
Ores and metals		(5,890)	(6,388)	(6,271)	(23,804)	—	(23,804)	(22,814)	(14,006)	(11,944)
Aluminum-related products		(1,099)	(1,050)	(853)	(3,873)	—	(3,873)	(3,246)	(399)	(192)
Transport services		(568)	(594)	(538)	(2,215)	—	(2,215)	(2,146)	(955)	(769)
Steel products		(278)	(309)	(277)	(1,177)	—	(1,177)	(1,199)	—	—
Other products and services		(276)	(300)	(221)	(1,087)	—	(1,087)	(679)	(143)	(41)

		(8,111)	(8,641)	(8,160)	(32,156)	—	(32,156)	(30,084)	(15,503)	(12,946)

Gross profit		9,272	12,057	6,925	38,385	—	38,385	34,680	17,397	8,870

Gross margin		53.3%	58.3%	45.9%	54.4%	—	54.4%	53.5%	52.9%	40.7%

Operating expenses
Selling and Administrative	6.28	(1,716)	(671)	(799)	(3,618)	—	(3,618)	(2,550)	(1,412)	(1,159)
Research and development		(718)	(559)	(462)	(2,071)	—	(2,071)	(1,397)	(1,233)	(767)
Impairment	6.14	—	—	—	—	(2,447)	(2,447)	—	—	—
Other operating expenses	6.28	(1,626)	(717)	(608)	(2,849)	—	(2,849)	(1,418)	(832)	(493)

		(4,060)	(1,947)	(1,869)	(8,538)	(2,447)	(10,985)	(5,365)	(3,477)	(2,419)

Operating profit before financial results, results of equity investments and impairment		5,212	10,110	5,056	29,847	(2,447)	27,400	29,315	13,920	6,451

Results of equity investments	6.13	612	1,390	(241)	1,335	(1,231)	104	(1,101)	18,003	12,751

Amortization of goodwill	6.14	(351)	(353)	(333)	(1,429)	—	(1,429)	(1,304)	(1,429)	(1,304)

		261	1,037	(574)	(94)	(1,231)	(1,325)	(2,405)	16,574	11,447

Financial results, net	6.26	2,547	1,312	395	913	(4,751)	(3,838)	277	(10,673)	3,320

Profit on sale of investment	6.28	—	—	—	139	—	139	1,458	—	1,300

Income before income tax and social contribution		8,020	12,459	4,877	30,805	(8,429)	22,376	28,645	19,821	22,518

Income tax and social contribution	6.11	2,465	111	(183)	(665)	—	(665)	(7,085)	1,458	(2,512)

Current		2,028	(834)	(424)	(2,057)	—	(2,057)	(7,742)	12	(2,460)

Deferred charges		437	945	241	1,392	—	1,392	657	1,446	(52)

Minority interest		(36)	(138)	(284)	(432)	—	(432)	(1,554)	—	—

Net income for the period		10,449	12,432	4,410	29,708	(8,429)	21,279	20,006	21,279	20,006

Number of shares outstanding at the end of the period (in thousands) (a)		5,213,512	5,278,381	4,832,391	5,213,512	5,213,512	5,213,512	4,832,391	5,213,512	4,832,391

Net earnings per share outstanding at the end of the period (R$)		2.00	2.36	0.91	5.70	(1.62)	4.08	4.14	4.08	4.14

The notes and attachment I are an integral part of the financial statements

(a)	Includes 30,341,144 and 56,582,040 preferred and common shares, respectively, linked to issue of mandatory convertible notes (see note 5.18).

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
3- Statement of Changes in Stockholders’ Equity

	In millions of reais
				Resources linked to	Equity	Cumulative	Revenue reserves
		Paid-up	Transaction	mandatory	assessnent	translation	Expansion/	Treasury	Unrealized		Fiscal	Retained
Years ended December 31,	Notes	capital	cost	conversion in shares	adjustment	Adjustments	Investments	stock	income	Legal	incentives	earnings	Total

December 31, 2006		19,492	—	—	—	—	18,108	(790)	123	2,072	93	—	39,098

Net income for the year		—	—	—	—	—	—	—	—	—	—	20,006	20,006

Capitalization of reserves		8,508	—	—	—	—	(7,673)	—	—	(752)	(83)	—	—

Realization of reserves		—	—	—	—	—	—	—	—	—	—	—	—

Exchange — Samitri shares of incorporated companies		—	—	—	—	—	—	—	—	—	—	—	—

Interim dividends		—	—	—	—	—	(371)	—	—	—	—	(15)	(386)

Stockholder’s remuneration proposed		—	—	—	—	—	—	—	—	—	—	(4,752)	(4,752)

Resources linked to mandatory conversion in shares		—	—	3,064	—	—	—	—	—	—	—	—	3,064

Appropriation to revenue reserves		—	—	—	—	—	14,220	—	(62)	1,000	81	(15,239)	—

December 31, 2007		28,000	—	3,064	—	—	24,284	(790)	61	2,320	91	—	57,030

Net income for the year		—	—	—	—	—	—	—	—	—	—	21,279	21,279

Treasury Stock	6.24	—	—	—	—	—	—	(1,658)	—	—	—	—	(1,658)

Cumulative translation Adjustments		—	—	—	—	5,982	—	—	—	—	—	—	5,982

Unrealized result on available — for — sale securities		—	—	—	8	—	—	—	—	—	—	—	8

Capital increase	6.21	19,434	(161)	—	—	—	—	—	—	—	—	—	19,273

Stockholder’s remuneration proposed	6.25	—	—	—	—	—	—	—	—	—	—	(4,834)	(4,834)

Interim dividends		—	—	—	—	—	(580)	—	—	—	—	(225)	(805)

Appropriation to revenue reserves		—	—	—	—	—	15,179	—	(23)	1,064	—	(16,220)	—

December 31, 2008		47,434	(161)	3,064	8	5,982	38,883	(2,448)	38	3,384	91	—	96,275

The notes and attachment I are an integral part of the financial statements

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
4- Statement of Cash Flows

	In millions of reais
		Consolidated							Parent Company
									Accumulated
					Before new	New practices	Accumulated		Before new
Years ended December 31,	Notes	4Q/08	3Q/08	4Q/07	practices	adjustments	2008	2007	practices	2007
Cash flows from operating activities:
Net income for the period		10,449	12,433	4,410	29,708	(8,429)	21,279	20,006	21,279	20,006
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments		(261)	(1,037)	574	94	1,231	1,325	2,405	(16,574)	(11,447)
Sale of assets		—	—	—	(139)	—	(139)	(1,458)	—	(1,300)
Depreciation, amortization and depletion		1,322	1,227	1,300	5,112	—	5,112	4,119	1,641	1,432
Deferred income tax and social contribution		(437)	(945)	(505)	(1,392)	—	(1,392)	(1,831)	(1,446)	37

Monetary and exchange rate variations on assets and liabilities, net		(38)	(689)	(2,008)	(970)	4,751	3,781	(5,153)	10,760	(6,330)

Recoverable amount of assets		—	—	—	—	2,447	2,447	—	—	—
Minority interest		36	138	284	432	—	432	1,554	—	—
Disposal of property, plant and equipment		28	463	203	740	—	740	349	579	536
Net unrealized losses (gains) on derivatives		1,066	1,402	(606)	1,817	—	1,817	(1,715)	1,475	(1,551)
Dividends/interest on stockholders’ equity received		25	15	75	63	—	63	134	1,121	1,962
Others		57	144	(50)	233	—	233	280	76	694

		12,247	13,151	3,677	35,698	—	35,698	18,690	18,911	4,039

Decrease (increase) in assets:
Accounts receivable		3,434	(2,924)	349	(449)	—	(449)	1,359	(7,448)	(500)
Inventories		(1,112)	(1,195)	(475)	(2,413)	—	(2,413)	(1,397)	(638)	(690)
Advances to energy suppliers		16	16	46	64	—	64	(71)	—	—
Others		(796)	(1)	513	(950)	—	(950)	348	(2,344)	53

		1,542	(4,104)	433	(3,748)	—	(3,748)	239	(10,430)	(1,137)

Increase (decrease) in liabilities:
Suppliers and contractors		836	591	559	1,586	—	1,586	1,358	136	238
Payroll and related charges		75	230	165	125	—	125	223	95	281
Taxes and contributions		208	9	(1,084)	380	—	380	242	(16)	(29)
Others		(480)	(7)	(50)	(1,272)	—	(1,272)	(405)	413	997

		639	823	(410)	819	—	819	1,418	628	1,487

Net cash provided by operating activities		14,428	9,870	3,700	32,769	—	32,769	20,347	9,109	4,389

Cash flows from investing activities:
Short term investments		(4,180)	(1,213)	—	(5,394)	—	(5,394)	—	—	—
Loans and advances receivable		20	(34)	(39)	(4)	—	(4)	32	(1,660)	281
Guarantees and deposits		(166)	(50)	(87)	(295)	—	(295)	(254)	(248)	(202)
Additions to investments		(148)	(147)	(362)	(327)	—	(327)	(492)	(7,685)	(2,314)
Additions to property, plant and equipment		(9,024)	(2,965)	(4,681)	(18,716)	—	(18,716)	(13,159)	(7,259)	(4,505)
Proceeds from disposal of property, plant and equipment/investments		—	—	—	371	—	371	1,500	—	1,432

Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash of subsidiary		—	—	—	—	—	—	(6,404)	—	—

Net cash used in investing activities		(13,498)	(4,409)	(5,169)	(24,365)	—	(24,365)	(18,777)	(16,852)	(5,308)

Cash flows from (used in) financing activities:
Short-term debt additions		120	205	3,973	2,660	—	2,660	9,959	4,393	5,305
Short-term debt repayments		(313)	(187)	(3,549)	(2,669)	—	(2,669)	(10,532)	(5,042)	(1,637)
Long-term debt		935	148	1,210	4,053	—	4,053	15,681	4,242	18,517
Issue of convertible notes, in common share’s		—	—	—	—	—	—	2,481	—	—
Issue of convertible notes, in preferred share’s		—	—	—	—	—	—	1,119	—	—
Repayments:
Related parties		—	—	—	—	—	—	—	—	(82)
Financial institutions		(181)	(261)	(250)	(1,725)	—	(1,725)	(23,046)	(1,366)	(17,693)
Interest on stockholders’ equity paid to stockholders and dividends	6.27	(3,579)	—	(2,664)	(5,827)	—	(5,827)	(4,882)	(5,558)	(3,574)
Capital increase		—	19,273	—	19,273	—	19,273	—	19,273	—
Treasury stock		(1,658)	—	—	(1,658)	—	(1,658)	—	(1,658)	—

Net cash provided by (used in) financing activities		(4,676)	19,178	(1,280)	14,107	—	14,107	(9,220)	14,284	836

Increase (decrease) in cash and cash equivalents		(3,746)	24,639	(2,749)	22,511	—	22,511	(7,650)	6,541	(83)
Cash and cash equivalents, beginning of the period		28,385	3,746	4,877	2,128	—	2,128	9,778	120	203
Initial cash in new consolidated subsidiary		—	—	—	—	—	—	—	52	—

Cash and cash equivalents, end of the period		24,639	28,385	2,128	24,639	—	24,639	2,128	6,713	120

Cash paid during the period for:
Short-term interest		(72)	(7)	(18)	(138)	—	(138)	(143)	(166)	(102)
Long-term interest		(744)	(498)	(649)	(2,321)	—	(2,321)	(2,505)	(2,784)	(2,490)
Income tax and social contribution		(977)	(2,125)	(867)	(6,383)	—	(6,383)	(5,724)	(1,707)	(2,219)

Non-cash transactions:

Additions to property, plant and equipment — interest capitalization		(307)	(235)	145	(673)	—	(673)	(113)	(527)	(12)
Transfer of advance for future capital increase to investments		—	—	—	—	—	—	—	(316)	(105)
Compensated income tax and social contribution		(65)	(229)	—	(440)	—	(440)	—	—	—

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
5- Statement of Value Added

	In millions of reais
	Consolidated		Parent Company
Years ended December 31,	2008	2007	2008	2007
Generation of Value Added
Gross revenue
Income from products and services	72,561	66,385	34,472	23,029
Other income	237	—	—	—
Reveneu for the construction of own assets	17,706	11,529	7,259	4,505
Allowance for doubtful accounts	(32)	—	(27)	—

Less: Acquisition of products	(2,805)	(4,890)	(1,565)	(2,958)
Outsourced services	(8,244)	(5,236)	(3,734)	(3,024)
Materials	(23,958)	(16,362)	(11,493)	(6,650)
Fuel oil and gas	(3,761)	(3,115)	(1,477)	(1,183)
Energy	(2,052)	(1,812)	(648)	(372)
Impairment	(2,447)	—	—	—
Other costs	(6,861)	(4,281)	(2,545)	(720)

Gross Value Added	40,344	42,218	20,242	12,627

Depreciation, amortization and depletion	(5,112)	(4,119)	(1,641)	(1,432)

Net Value Added	35,232	38,099	18,601	11,195

Received from third parties

Financial revenue	9,027	4,517	5,698	4,177
Results of equity investment	(1,325)	(2,405)	16,574	11,447

Total Value Added to be distributed	42,934	40,211	40,873	26,819

Personnel	5,046	5,021	2,240	1,596
Taxes, rates and contribution	5,267	9,678	2,703	4,571
Taxes paid recover	(1,955)	—	(1,672)	—
Third partie’s capital	12,865	3,952	16,322	646
Stockholders’ remuneration
Stockholders	5,640	5,138	5,640	5,138
Retained earnings	15,639	14,868	15,640	14,868
Minority interest	432	1,554	—	—

Distribution of Value Added	42,934	40,211	40,873	26,819

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
6- Notes to the Financial Statements at December 31, 2008 and 2007
(Expressed in millions of Reais, unless otherwise stated)
6.1- Operations
Companhia Vale do Rio Doce (Vale) is a publicly limited liability company whose predominant activities are mining, processing and sale of iron ore, pellets, copper concentrate and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, operates in iron ore and pellets, nickel, copper, precious metals, cobalt (by product), manganese and ferroalloys, kaolin, coal, steel, aluminum-related products and logistics.
6.2- Presentation of Financial Statements
On December 28, 2007, Law 11,638 was enacted and modified by the Provisional Act nº 449, dated December 4, 2008, which modified and added new provisions to the Brazilian Corporate Law. These acts mainly objective is to update the brazilian corporate law to make it possible the convergence of the accounting practices adopted in Brazil to the international accounting rules issued by the International Accounting Standard Board – IASB. In accordance with Comissão de Valores Mobiliários - CVM Resolution nº 565, the Company adopted for the first time in the whole and without exception the provisions of Law 11.638 and Provisional Act nº 449 for the year ended 31 December 2008. The financial statements for the year ended 2007, shown along with those of 2008, were prepared in accordance with the practices adopted in Brazil, effective up to December 31, 2007, as allowed by the technical pronouncement – CPC 13.
In line with this the alignment process with international practices, the Accounting Pronouncements Committee released 15 new pronouncements until December 2008, confirmed by the CVM to be applied from year ended 2008.
The effects on net income and stockholders’ equity of the adoption of the new practices were as follows:

	Net income	Stockholders’ equity

Balance in the financial statements prior to adoption:	29,708	98,553

CPC 01 - Reduction in the recoverable value of assets (a)	(2,447)	(2,447)

CPC 02 - Conversion of Financial Statements (b)	(5,982)	—

CPC 08 - Transactions cost and premiums on issue of securities (c)	—	161

CPC 14 - Financial Instruments (d)	—	8

Balance per financial statements as at December 31, 2008	21,279	96,275

(a)
On November 1, 2007 the CVM released Resolution nº. 527 approving the accounting pronouncement CPC 01, that deals with the reduction in the recoverable value of assets, to be applied from the year ended December 2008. In accordance with this pronouncement asset values must be reviewed to ensure carrying values are recoverable. The other pronouncements had been already adopted by the Company and had no impact.

The performance of this review resulted in a loss of R$ 2.447 due to the reduction of the goodwill value associated with the nickel business, that was recognized in result of the period.

(b)
On January 29, 2008, CVM issued Resolution No. 534 approving technical pronouncement CPC 02 of the Accounting Pronouncements Committee, which addresses the effects of changes in exchange rates and re-measurement of financial statements. Accordingly, the effects of exchange rate fluctuations on foreign investments with a different functional currency to the parent company, must not affect the net income for the year ended 2008. The effects must be recognized directly in a transient account of stockholders’ equity, named Cumulative Translation Adjustment. Vale made adjustments related to new practices for the fourth quarter of 2008. The effects are disclosed in the Balance Sheet and Income Statement in the column of new practices and had a negative impact for the company’s result represented by a loss of R$ 5,982, mostly relating to exchange variations in the subsidiary Vale Inco.

(c)
On November 12, 2008 the CVM issued Resolution nº 556 approving technical pronouncement CPC 08 of the Accounting Pronouncements Committee, that addresses the accounting for transaction costs and premiums on issue of securities. According to it, the costs related to the funding of equity must be accounted for in a determined account at the stockholder’s equity.

(d)
On December 17, 2008, CVM issued Resolution nº 566 approving the technical pronouncement CPC 14 of the Accounting Pronouncements Committee, which addresses the recognition, measurement and disclose of Financial Instruments. This figure represents the fair value adjustment of available for sale.

The Company presents as complimentary information the calculation of earnings before financial results, equity results, income tax and social contribution, depreciation and amortization – LAJIDA (EBITDA)

Although the EBITDA, as previously defined, does not provide valuation for operational cash flow under Brazilian accounting principles, it is often used by financial analysts on valuation of business and The Company’s Management uses this indicator to measure operating performance.

6.3- Principles and Practices of Consolidation
The consolidated Financial Statements reflects the balances of assets and liabilities at December 31, 2008 and December 31, 2007 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies. Overseas operations are translated into the report currency for financial statements in Brazil to account equity investments, whole and proportional consolidation.
Vale’s participation in hydroelectric projects are made via consortium contracts under undivided interests in the assets and are liable for its proportionate share of liabilities, which are based on our proportionate share of power output. The Company does not have joint liability for any obligations. Since there is no legal entity related to the project, there are no separate fiinancial statements, income tax statement, net income or stockholder’s equity. No separate legal or tax status is granted to consortia under Brazilian law. Accordingly, the company recognizes its proportionate share of costs and its undivided interest in assets relating to hydroelectric projects.
6.4- Summary of significant Accounting Policies
(a)	The Company adopts the accrual basis of accounting;

(b)
In preparing the condensed consolidated financial statements, Vale is required to use estimates to account for certain assets, liabilities, and transactions. Therefore the consolidated financial statements include various estimates concerning the selection of useful lives of property, plant and equipment, provisions for losses on assets, contingent liabilities, operational provisions and other similar evaluations. Actual results may vary from the estimates;

(c)
Brazil does not have a hyper-inflationary economy. The rights and obligations in foreign currencies are stated according to prevailing exchange rates at the time of the Financial Statements. The prevailing is equal to R$ 2,3370 to US$ 1,00 on December 31, 2008 (R$ 1,7713 to US$ 1,00 on December 31, 2007), for monetary items.

For non-monetary items measured at cost, the Company applies the exchange rate at the date of the transaction. For non-monetary items measured at fair value the Company applies the exchange rate to determine the value. Rights and obligations in the domestic currency, when applicable, are adjusted monetarily according to contractual terms;

(d)
Marketable securities, classified as cash and cash equivalents are represented by less than 90 days applications and are stated at cost plus accrued income earned at the financial statements date, limited to the market value. The remaining investments, with maturities over 90 days, are measured at fair value and recorded as “Short-term investments”;

(e)	Assets and liabilities that are realizable or due more than 12 months after the financial statements date are classified as non-current;

(f)
Revenues are recognized in the results when all the risks and benefits of the product or service are transferred to the customer. Income is not recognized when there is significant uncertainty of its realization;

(g)
Accounts receivable are recorded and stated in the balance sheet at their nominal value plus monetary or exchange variations and reduced by provisions to cover extraordinary loss on realization as applicable;

(h)
The allowance for doubtful accounts is set up at an amount considered sufficient by the management to cover possible loss on the realization of these credits. The estimated value of the allowance for doubtful accounts is modified based on the expectations of the management with respect to the possibility of recovery of the amounts or changes in the financial situation of the customers;

(i)
Inventories are stated at the lower of average cost of acquisition or production and replacement or completion values. Where applicable Vale provides for obsolete inventory based on the estimated recovery period.

The Company classifies proven and probable reserve quantities as stockpiled inventories once they have been removed from the mine;

(j)
Amounts given in advance to Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, due to a long term contract to supply energy, are classified as “Advances to energy suppliers”, in long-term receivables;

(k)
Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable, increased/decreased by goodwill/negative goodwill to be amortized and provision for losses. Other investments are booked at acquisition cost and deducted when applicable for provision of losses. At the consolidated level, the exchange rate effect on foreign stockholders equity is classified as monetary and net exchange rate variations are included as part of the Company’s Stockholders Equity until such time as the investment is sold or written off upon which time it is accounted for as a revenue or expense in the financial results. Transactions in foreign currency and operations abroad are translated to the presentation currency in financial statements in Brazil for the purpose of registering equity interests and full or proportional consolidation of financial statements;

(l)
Property, plant and equipment, including interest incurred during the construction period, are recorded at historical cost (the assets acquired in Brazil are also increased by monetary restatement up to 1995) and depreciated using the straight-line method, based on the estimated useful lives of the assets. Depletion of mineral reserves is based on the ratio between effective production and the total probable and proven reserves.

The company revises the accounting value of long-term assets used in their operations every time there is an event or circumstances that may indicate that the value of an asset or a group of assets may not be recovered;

(m)
Research and development costs are recognized as operating expenses until the economic feasibility to commercially exploit a mine is proven. Once proven, the costs of developing the mine are capitalized;

(n)
Intangibles are recorded at acquisition cost, less accumulated amortization and provisions for losses as applicable. They refer to goodwill on acquisitions based on expectation of future profitability of Vale Inco, Caemi, MBR, Vale Australia, concessions to operate the Ferrovia Norte Sul – FNS railway and developed technologies and software. Intangible assets that have a defined useful life are amortized depending on their effective use or a method that reflects their economic benefit. Intangible assets with an indefinite useful life are tested annually based on recoverability;

(o)
Every year the Company examines evidence to test if the carrying value of an asset is not recoverable and in the case that the Company verifies such evidence the recoverable value for the asset is estimated. Irrespective of the indication of recovery of carrying values, goodwill balances resulting from business combinations and intangible assets with indefinite useful lives are tested for recovery at least annually. When the residual value of the asset exceeds its recoverable value, the Company recognizes a reduction in the balance of this asset for impairment or deterioration. For assets recorded at cost, the reduction in the recoverable amount is recorded in the income statement for the period. If the recoverable amount of an individual asset is not able to be determined, analysis is performed for the recoverable value of the cash-generating unit to which the asset belongs;

(p)
Assets and liabilities of deferred taxes are based: (a) on the temporary differences between the accounting value and the tax bases of our assets and liabilities; (b) losses for income tax purposes; (c) on the negative base of the calculation of the social contribution, based on the assumption of future taxable profits. If the Company generates future loss, or if it is not able to generate future profit, or if there is a significant change in the effective tax rates or in the necessary time for these deferred taxes to be deductible or taxable, the management may consider it necessary to constitute a provison for losses of these deferred assets;

(q)
The company adopts the accounting rules due to the Resolution CVM 371/00 of recognition of liabilities and results sourced from actuarial assessment of its employee pension plans. Occasionally surpluses originate from employee benefit plans and are recognized up to the probable reduction amount of future contributions of the sponsor for such plans. Actuarial gains and losses due to actuarial adjustments in assumptions and changes to pension benefits, retirement plans and health plan actuarial commitments are recognized in the results, according to a corridor method;

(r)
Long term assets and liabilities of the Company and its subsidiaries are adjusted to present value, where applicable, based on a discount rate that reflects the Company’s best estimate. The Company believes that for a significant portion of its long term assets and liabilities, with the exception of a contract of shares usufruct from MBR ,has been substantially disclosed and the present value according to market rates and the market value adjustment does not present significant impact;

(s)
Investments classified as available for sale are accounted for in accordance with CVM Resolution n º 566. Therefore, we exclude unrealized gains and losses, net of taxes, where applicable, and record the results in an account named Equity Assessment Adjustment until they occur. All derivative financial instruments are recognized as assets or liabilities on our balance sheet and they are measured at market value. Changes in value of derivatives are recorded in each period as gains or losses and result in adjustments to the Equity Assessment Adjustment, depending on the characteristics of the transaction as an effective hedge, and its effectiveness during the year;

(t)
Leases in which a significant part of the benefits and risks of ownership remain with the lessor are classified as operating leases. Payments for operating leases (net of any incentives received from the lessor) are included in the results over the term of the lease using the linear method;

(u)
Obligations relating to the ending of mining activities are categorized as Asset Retirement Obligations. These obligations consist primarily of the costs associated with termination of activities. The cost of demobilization from active duty is capitalized as part of the carrying value of the asset and subsequently depreciated over the service life of the asset;

(v)
During the start-up phase of a mine, before the start of production, costs of removal of overburden (i.e, costs associated with removal of overburden and all other waste materials) are included as part of the depreciable cost of development. Subsequently, these costs are amortized during the life of the mine based on proven and probable reserves. After the onset of production of the mine, the ore removal expenses are treated as a cost of production;

(w)
The financial statements of the Parent Company reflect the Board of Directors’ proposal for appropriation of the net income for the year, on the assumption of the approval at the Annual General Meeting of Stockholders’; and

(x)
The approval of the Financial Statements by the Executive Officers was on February 19, 2009. There were no events subsequent to the Balance Sheet date that will effect the reported results for the year ended December 31, 2008.

6.5- Independent Auditors Policy
The Company developed and formalized internal rules and specific procedures of pre-approval of the services contracted with its external auditors, for the purpose of avoiding conflict of interest and loss of independence of its independent external auditors.
The policy concerning independent auditors in relation to non-audit services is based on the maintenance of their independence. According to best practices of corporate governance, all services rendered by independent auditors are pre-approved by the Fiscal Council.
According to CVM rule 381/2003, the services contracted with the present auditors of the Company, Deloitte Touche Tohmatsu Independent Auditors, during 2008 to Vale and its direct and indirect subsidiaries and its jointly-controlled companies were as follows:

2008

Audit Fees	1.7

Audit — Related Fees	0.4

Tax requirements review (Brazil and Foreign)	2.4

Total Fees	4.5

6.6- Acquisitions and Divestments
(a)	In February 2008 the company sold its interest of 4.83% share of the ordinary shares of Jubilee Mines N.L, held by Vale Inco, for R$232 with a gain of R$139;

(b)
In October 2007 the Company won the auction for commercial exploitation of a 720 km stretch of the Ferrovia Norte-Sul – FNS railway, for a period of 30 years, running from Açailândia in the state of Maranhão, to Palmas in the state of Tocantins for the amount of R$1,478. The amount of R$ 739 was already paid, which represents 50% of the sub concession. The next installments will be paid in based on the schedule of completion of the last parts of the railway, increased by IGP-DI until the payment date;

(c)	In July 2007, the Company sold its interest of 1.8% of the ordinary shares of Lion Ore Mining International Ltd. (Lion Ore), held by its subsidiary Vale Inco for R$197 with a gain of R$153;

(d)
In June 2007, the Company sold through a primary and secondary public offering 25,213,664 common shares of Log-In Logística Intermodal S/A. (Log-In), representing 57.84% of total capital, for R$347 with a gain on sale of R$301 and gain on capital of R$116. In July the company sold a 5.1% additional stake for R$44 with a gain of R$38. Currently the Company holds 31.27% of total capital of this entity, which has been recognized as an equity investment since June 2007.

(e)
In May 2007, the Company sold in a public offering 13,802,499 Usiminas shares not subject to the shareholders’ agreement and received total proceeds of R$1,475 generating a gain of R$839. The Company retained 6,608,608 shares which are bound by the current shareholders agreement of Usiminas.

(f)
In May 2007, the Company acquired 6.25% of EBM for R$467. On this occasion an agreement was entered into that grants us during the next 30 years, the control of MBR including the right to dividends. In exchange, Vale will pay annual amounts of US$ 48.

(g)
In April 2007, Vale acquired 100% of Vale Australia (formerly named AMCI Holdings Australia Pty Ltd – AMCI), a private company held in Australia, which operates and controls coal assets through joint ventures, for R$1,328.

(h)	In March 2007, Vale acquired the remaining 18% interest in Ferro Gusa held by Nucor do Brasil S.A. for R$41. As a result Vale now owns 100% of Ferro Gusa’s shares;

(i)
In January 2007, the Company finalized the process of acquisition of Inco with the acquisition of the final portion of 12.27% for R$4 billion. The total acquisition cost reached the amount of R$36 billion. The special meeting of shareholders of Inco approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canadá), a wholly owned indirect subsidiary of the Company. Pursuant to the amalgamation, Inco became a wholly owned subsidiary and changed its name to “CVRD Inco Limited” (actually Vale Inco).

6.7- Cash and Cash Equivalents

	Consolidated		Parent Company
	2008	2007	2008	2007
Cash and bank accounts	1,814	795	59	71
Marketable securities linked to the interbank deposit certificate rate	5,490	343	4,222	49
Time deposits / Overnight	17,335	990	2,432	—

	24,639	2,128	6,713	120

The increase primarily relates to the application of financial resources obtained through the global offering that occurred in August 2008 (note 6.21)
6.8- Accounts Receivable

	Consolidated		Parent Company
	2008	2007	2008	2007

Domestic	1,135	1,162	825	1,166
Export	6,997	6,173	9,071	1,293

	8,132	7,335	9,896	2,459

Allowance for doubtful accounts	(199)	(181)	(69)	(64)
Allowance for ore weight credits	—	(18)	—	(16)

	7,933	7,136	9,827	2,379

No single customer accounted for more than 10% of total revenues.
Additional allowances for doubtful accounts charged to the statement of income as expenses in 2008 and 2007 totaled R$ 65 and R$ 70, respectively.
6.9- Related Parties
Throughout the Company’s operations, it enters into transactions between related parties due from the sale and purchase of products and services including the leasing of pelletization plants, loans under normal market conditions, marketing of raw material and rail transport services.
Non eliminated related parties operations, were as follows:

	Consolidated
	Assets				Liabilities
	2008		2007		2008		2007
		Related		Related		Related		Related
	Customers	party	Customers	party	Suppliers	party	Suppliers	party
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	10	1	60	10	23	58	26	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	8	—	45	6	15	51	40	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	35	7	46	—	46	27	43	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	1	—	21	1	18	8	12	—
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	42	—	52	9	1	6	—	—
Samarco Mineração S.A.	1	11	4	5	—	—	—	—
MRS Logistica S.A.	—	—	2	—	168	125	30	—
Baovale Mineração S.A.	2	—	14	—	23	—	36	—
Mitsui & Co., Ltd	—	—	—	—	—	—	37	—
Mineração Rio do Norte S.A.	—	—	—	—	53	—	30	—
Minas da Serra Geral S.A.	—	—	—	—	8	7	10	3
Korea Nickel Corporation	90	—	16	—	—	—	—	—
Others	72	9	37	10	48	5	10	12

Total	261	28	297	41	403	287	274	15

Registered as:
Current	261	28	297	36	403	162	274	15
Non-current	—	—	—	5	—	125	—	—

	261	28	297	41	403	287	274	15

	Parent Company
	Asset				Liability
	2008		2007		2008		2007
		Related		Related		Related		Related
	Customers	Parties	Customers	Parties	Suppliers	Parties	Suppliers	Parties
ALBRAS — Alumínio Brasileiro S.A.	20	6	30	95	—	—	—	—
ALUNORTE — Alumina do Norte do Brasil S.A.	65	127	25	207	13	—	22	—
Baovale Mineração S.A.	3	2	28	1	46	—	73	—
Belém Administrações e Participações Ltda	—	19	—	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	2	—	42	1	36	12	23	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	16	—	89	12	31	104	82	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	69	15	93	—	94	56	87	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	20	47	122	67	47	139	52	—
Companhia Paulista de Ferro Ligas	—	—	2	—	—	131	—	68
Companhia Portuária Baia de Sepetiba — CPBS	—	—	11	—	—	80	44	170
CVRD Overseas Ltd.	1,184	—	236	—	—	790	—	694
Docepar S.A.	—	30	—	27	—	—	—	—
Ferrovia Centro — Atlântica S.A.	61	30	14	30	13	57	13	104
Mineração Rio do Norte S.A.	—	86	—	172	—	—	—	—
Mineração Tacumã Ltda	—	18	—	17	—	—	—	—
Minerações Brasileiras Reunidas S.A. — MBR	10	678	4	674	28	22	206	550
MRS Logistica S.A.	1	17	3	44	224	—	62	—
Salobo Metais S.A.	2	234	2	225	—	—	—	—
Samarco Mineração S.A.	1	378	8	247	—	—	—	—
Urucum Mineração S.A.	—	165	—	—	—	—	—	—
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	36	—	46	—	—	—	—	—
Vale International S.A.	7,857	4,442	1,022	3,074	30	46,252	34	34,483
Vale Manganês S.A.	7	597	9	—	—	54	—	64
Others	122	79	147	99	57	27	29	35

Total	9,444	6,970	1,890	4,993	619	47,724	727	36,168

Registered as:
Current	9,444	6,636	1,890	3,413	619	38,143	727	29,466
Non-current	—	334	—	1,580	—	9,581	—	6,702

	9,444	6,970	1,890	4,993	619	47,724	727	36,168

The results arising from commercial and financial transactions with related parties, classified in the statement of income as revenue and costs of sales and services and financial income and expenses, are as follows:

	Consolidated
	Income		Expense / Cost
	2008	2007	2008	2007
Baovale Mineração S.A.	—	—	17	16
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	291	216	457	327
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	231	203	269	292
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	85	197	258	331
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	78	334	408	540
Mineração Rio do Norte S.A.	—	—	276	271
MRS Logística S.A.	9	2	936	674
Samarco Mineração S.A.	234	112	—	—
Usinas Siderúrgicas de Minas Gerais — USIMINAS	1,198	886	—	—
Others	34	15	39	34

	2,160	1,965	2,660	2,485

	Parent Company
	Revenue		Expense / Cost (*)
	2008	2007	2008	2007
ALBRAS — Alumínio Brasileiro S.A.	26	41	0	0
ALUNORTE — Alumina do Norte do Brasil S.A.	384	122	53	100
Baovale Mineração S.A.	—	—	0	32
Companhia Portuária Baia de Sepetiba — CPBS	0	1	296	327
CVRD Overseas Ltd.	4,423	2,208	214	(124)
Ferrovia Centro — Atlântica S.A.	206	163	50	45
Ferro Gusa Carajas	—	48		54

Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	621	442	668	360

Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	424	421	304	296
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	175	404	410	521
MRS Logistica S.A.	38	28	1,312	706
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	162	694	696	625
Samarco Mineração S.A.	467	225	0	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	1,025	764	0	—
Vale Energia S.A.	0	0	118	4
Vale Manganês S.A.	83	55	13	12
Vale International S.A.	20,586	12,440	13,033	(4,250)
Valesul Alumínio S.A.	81	121	0	—
Ohers	14	(11)	102	62

	28,715	18,165	17,269	(1,229)

(*)	Includes effect of monetary balances on the financial
Additionally the Company has balances with Mitsui & Co, Banco Nacional de Desenvolvimento Social and BNDES Participações S.A. in the amounts of R$10, R$1,412 and R$713 respectively at December 31, 2008. These balances are related to loans received at market interest rates, with maturity at November, 2013. These amounts are booked as loans and financing, as described in note 6.16.
The Company also has marketable securities with Bradesco in the amount of R$43 at December 2008.

2008

Remuneration of key management personnel

Short-term benefits to administrators	64
Other long-term benefits to administrators	14
Remuneration based on shares	8

Total	86

6.10- Inventories

	Consolidated		Parent Company
	2008	2007	2008	2007
Finished products
• Nickel, co -products and sub products Inco	3,537	3,209	33	—
• Iron ore and pellets	1,917	1,110	1,677	967
• Manganese and ferroalloys	518	186	—	—
• Aluminum products	365	327	22	60
• Copper	60	27	60	27
• Steel products	55	59	—	—
• Other	272	206	39	6

	6,724	5,124	1,831	1,060

Spare parts and maintenance supplies	2,962	2,134	1,082	872

	9,686	7,258	2,913	1,932

At December 31, 2008, the Company recorded inventory adjustments of R$ 184 and R$ 150 to reduce nickel and steel inventories to their respective recoverable values.

6.11- Deferred Income Tax and Social Contribution
Income of the company is subject to the normal tax system. The net balances of deferred assets and liabilities are presented as follows:

	Net Deferred
	Consolidated		Parent Company
	2008	2007	2008	2007
Tax loss carryforward	725	832	—	—

Temporary differences:
• Pension Plan	430	1,101	235	242
• Contingent liabilities	687	861	654	783
• Provision for losses on assets	1,167	323	1,047	295
• Goodwill from propety, plan and equipaments acquired	(8,518)	(8,073)	—	—
• Others	(291)	(1,551)	(76)	(472)

	(6,525)	(7,339)	1,860	848

Total	(5,800)	(6,507)	1,860	848

Current	1,305	1,084	1,220	611

Non-current	934	482	640	237

ASSETS	2,239	1,566	1,860	848

Non-current	(8,039)	(8,073)	—	—

LIABILITIES	(8,039)	(8,073)	—	—

The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated					Parent Company
	(Unaudited)			Accumulated		Accumulated
	4Q/08	3Q/08	4Q/07	2008	2007	2008	2007
Income before income tax and social contribution	8,020	12,459	4,877	22,376	28,645	19,821	22,518
Results of equity investment	(261)	(1,037)	574	1,325	2,405	(16,574)	(11,447)

	7,759	11,422	5,451	23,701	31,050	3,247	11,071

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(2,638)	(3,883)	(1,853)	(8,058)	(10,557)	(1,104)	(3,764)

Adjustments that affects the basis of taxes:

Income tax benefit from interest on stockholders’ equity	446	287	204	1,315	839	1,315	839
Fiscal incentives	(24)	45	81	227	386	—	129
Results of overseas companies taxed by different rates wich diference than the parent company rate	1,458	2,555	1,649	3,046	5,682	—	—
Reduced incentive rate	2,377	1,058	(243)	2,377	(3,407)	—	—
Provisions Reverted	431	—	—	431	—	431	—
Others	415	49	(21)	(3)	(28)	816	284

Income tax and social contribution	2,465	111	(183)	(665)	(7,085)	1,458	(2,512)

The deferred assets and liabilities related to income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared based on internal assumptions and macroeconomic, commercial and fiscal scenarios which could change in the future.

These temporary differences will be realized upon the occurrence of the corresponding taxable events, expected to be as follows:

	Net amount of credits
Years	Consolidated	Parent Company
2009	1,312	1,220
2010	(115)	80
2011	(160)	80
2012	(125)	80
2013	(190)	80
2014	(439)	80
2015	(458)	80
2016	(442)	80
2017	(5,183)	80

	(5,800)	1,860

Vale has certain tax incentives of reduction and exemption of income taxes. The incentives are calculated based on exploration profit and are based on the production levels recognized and incentive to the defined periods of each product and expire from 2008 to 2013. An amount equal to the tax saving must be appropriated to a reserve account with in stockholders’ equity and may not be distributed in the form of cash dividends.
Vale also has tax incentives related to Goro Project in New Caledonia. These incentives include an income provisions tax exemption during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax exemption.
In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase of the commercial life of the project. Some of these tax benefits, including the income tax exemption, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. Vale is subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, there has been no net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.
6.12- Taxes to recover or offset

	Consolidated		Parent Company
	2008	2007	2008	2007
Income tax	3,957	1,293	2,581	378
Value-added tax — ICMS	733	591	538	432
PIS and COFINS	1,057	712	328	115
INSS	20	32	19	31
Others	186	102	35	29

Total	5,953	2,730	3,501	985

Current	4,886	2,230	3,312	792
Non-current	1,067	500	189	193

	5,953	2,730	3,501	985

6.13- Investments

	Consolidated
	Investments		Equity Results
			(Unaudited)			Accumulated
						Before new	New practices
	2008	2007	4Q/08	3Q/08	4Q/07	practices	adjustments	2008	2007
Investments carried at market value
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (b)	384	307	—	15	—	33	—	33	26
ThyssenKrupp CSA — Cia Siderúrgica	1,034	686	—	—	—	—	—	—	—
Mirabela Nickel Ltd	19	51	—	—	—	—	—	—	—
Skye Resources (c)	—	139	(83)	—	—	(83)	—	(83)	—
Hudbay Minerals Inc.	20	—	—	—	—	—	—	—	—
Jubilee Mines N.L	—	90	—	—	—	—	—	—	—
Heron Resources Inc	5	42	—	—	—	—	—	—	—
Others	33	49	—	—	—	—	—	—	—

	1,495	1,364	(83)	15	—	(50)	—	(50)	26
Investments valued by equity method of accounting
Henan Longyu Energy Resources Co. Ltd.	411	204	35	35	22	145	—	145	89
Korea Nickel Corp.	49	—	4	3	6	7	—	7	13
Log-In — Logistica Intermodal S/A.	221	189	12	—	12	37	—	37	15
Shandong Yankuang International Company Ltd	58	41	(33)	(3)	4	(33)	—	(33)	1
Vale Soluções em Energia	98	—	—	—	—	—	—	—	—
Others	110	71	6	(1)	2	(2)	—	(2)	(1)

	947	505	24	34	46	154	—	154	117

Exchange variation	—	—	671	1,341	(287)	1,231	(1,231)	—	(1,244)

	2,442	1,869	612	1,390	(241)	1,335	(1,231)	104	(1,101)

(a)	Investments valued at market value, or equivalent, as of September 2008, with adjustments reflected in the evaluation group of assets in equity.

(b)	The values recorded as equity refers to dividends received.

(c)	The values recorded as equity refers to loss on marking to market is not temporary.

		Adjusted	Adjusted net			Results of equity		Dividends
	Partici-	stockholders’	income (loss) for	Investments		investments		received
Parent Company	tion %	equity	the year	2008	2007	2008	2007	2008
Valued by equity method of accounting
ALBRAS — Alumínio Brasileiro S.A.	51.00	1,945	148	992	906	76	288	78
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	4,347	241	2,479	2,350	137	447	79
Belém — Administrações e Participações LTDA.	100.00	232	22	232	229	22	76	—
Cadam S. A.	61.48	253	(54)	156	190	(33)	(21)	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	255	156	127	80	78	32	31
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	333	202	170	76	103	19	10
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50.90	268	107	136	82	55	20	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	504	292	257	108	149	23	—
Companhia Portuária da Baía de Sepetiba — CPBS	100.00	325	140	325	392	140	172	207
Ferro Gusa Carajas (d)	—	—	—	—	383	—	55	—
Ferrovia Norte Sul S.A.	100.00	820	26	820	739	26	(4)	—
LOG-IN — Logística Intermodal S/A	31.33	657	68	221	189	37	37	5
Minas da Serra Geral S.A. — MSG	50.00	99	4	49	53	2	1	—
Mineração Rio do Norte S.A.	40.00	591	220	237	236	88	175	172
Mineração Tacumã Ltda	100.00	(88)	56	(88)	(144)	56	23	—
AFAC Mineração Tacumã Ltda	—	—	—	1,788	1,788	—		—
Minerações Brasileiras Reunidas S.A. — MBR (b)	87.94	4,595	442	4,129	3,218	420	1,308	—
MRS Logística S.A. (b)	10.89	1,833	632	200	131	69	60	27
Salobo Metais S.A. (c)	100.00	417	—	417	298	—	—	—
AFAC Salobo Metais S.A.	—	—	—	415	99	—		—
Samarco Mineração S.A.	50.00	600	1,105	300	412	553	486	546
Vale Manganês S.A.	100.00	600	657	600	538	657	124	—
Valesul Alumínio S.A. (b)	56.44	656	21	370	366	12	(122)	8
Vale Capital (a)	100.00	861	1,033	—		—		—
Vale International S.A. (a)	100.00	74,367	15,044	74,367	49,040	15,044	9,782	—
Urucum Mineração	100.00	38	163	38	43	163	(3)	4
Others				527	(57)	149	(227)	13
Carried at market value								—
Thyssenkrupp CSA Companhia Siderúrgica				1,034	686	—	—	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS				384	307	—	—	33

				90,682	62,738	18,003	12,751	1,213

(a)	The net assets of companies based abroad was converted into national currency at the exchange rates prevailing at the date of financial statements.

(b)	That figure includes only the direct participation of Vale.

(c)	Undertaking pre-operational phase.

(d)	Company incorporated in 2008.

6.14- Intangible

	Intangible		Goodwill amortization
			(Unaudited)			Accumulated
Intangible by segment	2008	2007	4Q/08	3Q/08	4Q/07	2008	2007

Iron ore and pellets
Goodwill of Minerações Brasileiras Reunidas — MBR (Includes goodwill Caemi) (b)	4,060	4,615	(138)	(139)	(139)	(554)	(540)
Right of use of the actions of the EBM	679	—	—	—	—	—	—
Other companies (a, b)	5	33	(1)	(1)	(3)	(3)	(9)

	4,744	4,648	(139)	(140)	(142)	(557)	(549)

Nickel
Goodwill of Inco Limited (a, b, d)	3,471	7,366	(207)	(212)	(189)	(862)	(753)
Other rights Vale Inco	667	691	—	—	—	—	—

	4,138	8,057	(207)	(212)	(189)	(862)	(753)

Coal
Goodwill of Vale Australia (a, b)	171	129	(5)	(1)	(2)	(10)	(2)

Logisitc
Ferrovia Norte Sul — FNS (c)	1,660	1,482	—	—	—	—	—

Other rights	14	—	—	—	—	—	—

Total consolidated	10,727	14,316	(351)	(353)	(333)	(1,429)	(1,304)

Intangible not recorded at the parent company	(2,327)	(2,173)	—	—	—	—	—

Total parent company	8,400	12,143	(351)	(353)	(333)	(1,429)	(1,304)

(a)	Goodwill not recorded in the parent company;

(b)	Goodwill based on future results expectation (stated period of amortization of 10 years);

(c)	Amortization for the year of R$ 10, recorded in cost of products sold;

(d)	Includes impairment of R$ 2,447, recorded in 4Q08.
The main movements at during 2008, which produced a balance of R$ 14,316 at December 31, 2007 to R$ 10,727 at December 31, 2008, are as follows: Adictions and write-off, net, including impairmet:: -R$ 3,317, Amortization: -R$ 1,440 and exchange and monetary variation: R$ 1,168.
Impairment of goodwill
As described on Notes 6.4 (p), Vale tests the recoverability of indefinite intangible assets that are mainly constituted of goodwill from expectative on future results from business combination.
Following the downturn in the economy which contributed to the decline in the prices of certain commodities, during the last quarter of 2008, Vale reviewed its estimates on prices, demand, interest rate, costs and etc., considered on forecasted discounted cash flows of each of its cashflow generated unit used as assumptions to measure the recoverability of goodwill and assets linked to these cashflow generating unit.
As a result, the Company determined that part of the goodwill associated with the nickel unit business from the acquisition of Vale Inco in 2006, were above its recoverable value of such units and in this way a R$2,447 loss due to lack of recoverability was recognized in the statement of income.
Recognition of additional goodwill impairment charges in the future would depend on several estimates including market conditions, recent actual results and management’s forecasts. This information shall be obtained at the time when its assessment is to be updated. Therefore, at this point, it is not possible to reasonably estimate whether any future goodwill impairment charge could be determined in the near future.
6.15- Property, Plant and Equipment
(a) By type of asset:

		Consolidated				Parent Company
	Average	2008			2007	2008			2007
	depreciation		Accumulated				Accumulated
	rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Lands	0.00%	425	—	425	195	170	—	170	99
Buildings	3.63%	9,357	(2,472)	6,885	5,919	3,357	(918)	2,439	2,010
Installations	3.73%	28,759	(9,388)	19,371	15,565	13,514	(4,019)	9,495	8,147
Equipment	7.34%	13,870	(4,283)	9,587	7,505	4,567	(1,651)	2,916	2,623
Information technology equipment	20.00%	2,086	(1,138)	948	811	1,664	(943)	721	792
Railways	3.09%	11,851	(4,293)	7,558	6,513	10,090	(3,866)	6,224	5,549
Mineral rights	3.26%	29,179	(3,445)	25,734	24,128	1,844	(399)	1,445	1,255
Others	7.27%	10,904	(2,253)	8,651	8,322	3,291	(1,436)	1,855	1,551

		106,431	(27,272)	79,159	68,958	38,497	(13,232)	25,265	22,026
Construction in progress		31,335	—	31,335	21,519	13,432	—	13,432	6,071

Total		137,766	(27,272)	110,494	90,477	51,929	(13,232)	38,697	28,097

(b) By business area:

	Consolidated
	2008			2007
		Accumulated
	Cost	depreciation	Net	Net
Ferrous
In operation	33,424	(12,692)	20,732	18,131
Construction in Progress	9,068	—	9,068	6,914

	42,492	(12,692)	29,800	25,045

Non — Ferrous
In operation	50,143	(6,839)	43,304	39,562
Construction in Progress	18,121	—	18,121	10,241

	68,264	(6,839)	61,425	49,803

Logistics
In operation	9,162	(2,992)	6,170	4,924
Construction in Progress	837	—	837	523

	9,999	(2,992)	7,007	5,447

Holdings
In operation	11,881	(3,816)	8,065	5,436
Construction in Progress	1,265	—	1,265	3,072

	13,146	(3,816)	9,330	8,508

Corporate Center
In operation	1,821	(933)	888	905
Construction in Progress	2,044	—	2,044	769

	3,865	(933)	2,932	1,674

Total	137,766	(27,272)	110,494	90,477

Assets given in guarantee to judicial processes totaled R$ 433.
6.16- Loans and Financing
Current

	Consolidated		Parent Company
	2008	2007	2008	2007

Trade finance	958	1,007	—	297
Working capital	130	—	—	—

	1,088	1,007	—	297

Non-current

	Consolidated				Parent Company
	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
	2008	2007	2008	2007	2008	2007	2008	2007
Foreign operations
Loans and financing in:
U.S. dollars	568	411	15,287	11,472	380	312	1,046	1,081
Other currencies	54	114	390	379	8	10	15	18
Notes in U.S. dollars	—	—	15,214	11,841	—	—	—	—
Export securitization (*)	129	94	348	363	—	—	—	—
Perpetual notes	—	—	194	155	—	—	—	—
Accrued charges	507	499	—	—	24	33	—	—

	1,258	1,118	31,433	24,210	412	355	1,061	1,099

Local operations
Indexed by TJLP, TR, IGP-M and CDI	103	1,146	4,879	2,243	76	1,040	4,645	2,034
Basket of currencies	2	3	9	10	3	3	10	10
Loans in U.S. dollars	—	—	386	66	—	—	386	—
Non-convertible debentures	—	—	5,987	5,916	—	—	5,500	5,500
Accrued charges	220	87	—	—	220	85	—	—

	325	1,236	11,261	8,235	299	1,128	10,541	7,544

	1,583	2,354	42,694	32,445	711	1,483	11,602	8,643

(*)	Debt securities secured by future receivables arising from certain exports sales.

The long-term portion as of December 31, 2008 matures as follows:

	Consolidated		Parent Company
2010	5,571	13%	1,958	17%
2011	6,651	16%	365	4%
2012	3,019	7%	280	2%
2013	6,284	15%	4,212	36%
2014 onwards	20,486	48%	4,787	41%
No due date (Perpetual notes and non-convertible debentures)	683	1%	—	0%

	42,694	100%	11,602	100%

As of December 31, 2008, annual interest rates on long-term debt were as follows:

	Consolidated	Parent Company
Up to 3%	1,830	396
3.1% to 5%	13,761	1,419
5.1% to 7% (*)	14,095	759
7.1% to 9% (*)	4,994	1,024
9.1% to 11%	203	—
Over 11% (*)	8,716	8,715
Variable (Perpetual notes)	678	—

	44,277	12,313

(*)
Includes non-convertible debentures and other Brazilian-reais denominated loans where interest is determined by CDI and TJLP (Brazilian interbank certificate of deposit) rate accumulated variation plus spread. For these operations the Company has entered into derivative transactions to hedge the Company exposure on the contracted total floating rate debt denominated in reais. The contract value for these operations is R$9,743, which R$8,532 have original interest rate above 11%. After the hedge contract the average cost of these operations is equivalent to 4.9%.

The indexes applied to the Company debt and respective percentage variations in each year ended were as follows:

	%
	2008	2007	2006
TJLP — Long-Term Interest Rate (effective rate)	1.5	6.4	7.9
IGP-M — General Price Index — Market	1.2	7.8	3.8
Devaluation of United States Dollar against Real	31.9	(17.2)	(8.7)
On January 28, 2008 the Company entered into a trade finance agreement on working capital in the amount of R$ 2 billion with final maturity in 2018.
In 2008, Vale entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian National Development Bank and with long-term Japanese financing agencies, Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI) for the financing of the mining, logistics and power generation projects to be developed under Vale’s investment program for 2008-2012.
Vale has total revolving credit lines with bank syndicates, which work as a short term liquidity buffer that allow a more efficient cash management. Under revolving credit facilities, amounts drawn and repaid can be disbursed again at the option of the Borrower. At December 31, 2008, the total amount available under revolving credit lines was of US$ 1.9 billion, being US$ 1,15 billion granted to Vale International and the balance to Vale Inco. As of December 31, 2008, neither Vale International nor Vale Inco had drawn any advance amount under these facilities and Vale Inco has drawn US$ 101 million by way of letters of credit.
Some of Vale’s long-term debt instruments have financial covenants. The principal financial covenants relate to certain ratios that much be maintained, such as debt to EBITDA and interest coverage. The Company is in full compliance with financial covenants as of December 31, 2008.
As of December 31, 2008, the US-dollar denominated fixed interest notes of R$ 15,214 (December 31, 2007 — R$ 11,841) and other debt of R$ 25,814 (December 31, 2007 — R$ 21,359) are not securitized. The export securitization of R$ 477 (December 31, 2007 — R$ 457) is collateralized by future receivables from certain export sales by the subsidiary CVRD Overseas Ltd. Loans from international lenders in the amount of R$ 192 (December 31, 2007 — R$ 146) are guaranteed by Brazilian Federal Government, to which The Company has provided guarantees in the same amount. The remaining long-term debt of R$ 760 (December 31, 2007 — R$ 996) is collateralized mainly by receivables from the subsidiaries.

6.17- Contingent Liabilities
The Company and its subsidiaries are party to labor, civil, tax and other suits and have been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily and backed by management opinions and of the Legal Department and outside counsel.
In addition to provisions recorded, there are other contingent liabilities, split between taxes, labor and civil claims, which could result in a possible loss in the amount of R$ 6,793 (R$ 3,416 for the parent company). However, based on the opinion of our lawyers, there is no need to establishment of provision.
At the Financial Statements dates the contingent liabilities of the Company were:
(a)	Provisions for contingencies net from judicial deposits, considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, are as follows:

	Consolidated		Parent Company
	2008	2007	2008	2007
I) Tax contingencies	2,299	3,269	1,203	1,805
(-) Judicial deposits	(1,082)	(1,346)	(862)	(803)

	1,217	1,923	341	1,002

II) Civil contingencies	687	575	475	419
(-) Judicial deposits	(44)	(277)	—	(202)

	643	298	475	217

III) Labor contingencies	1,097	937	905	757
IV) Environmental contingencies	32	31	9	3

Total accrued liabilities	2,989	3,189	1,730	1,979

	2008	2007	2008	2007
Balance at the beginning of the period	3,189	2,363	1,979	1,508
Provisions, net of reversals	(1,234)	752	(747)	71
Payment	(30)	(56)	(30)	(45)
Monetary update	568	442	385	507
Judicial deposits	496	(312)	143	(62)

Balance at the end of period	2,989	3,189	1,730	1,979

1)	Tax Contingencies:

The major suits are:
•	Value-Added Tax on Sales and Services (ICMS) — The contingent figure refers to the credit right of differential rates regarding the transfer of assets between company branches;

•	Services Tax (ISS) — The major claims are regarding local tax collecting disputes;

•	Tax for Social Security Financing (COFINS) — The major contingencies, related to merged companies and refer to the increase of the rate from 2% to 3% between 1999 and 2000;

•	Import Duty (II) — The provision made is related to the Fiscal classification of equipment imported by merged companies;

•	Additional Compensation to harbour workers (AITP) — Amounts regarding the collection of compensation amounts for public harbour workers transferred to Private Harbour;

•
Income Tax and Social Contribution — Essentially regarding a fiscal loss compensation and negative bases of social contribution disputing the limit of 30% of taxable earnings and monetary variations of assets from merged companies; and

•	Others — Regarding dispute of tax credit compensation and the basis of calculation of Finance Compensation by Exploration of Mineral Resources — CFEM.

2)	Civil Contingencies:

The civil actions are principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans, accidents and return of land.

3)	Labor Contingencies:

Labor and social security — related actions principally comprise claims for (a) payment of time spent traveling from their residences to the work-place, (b) additional health and safety related payments and (c) disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

(b)
In connection with the Girardin Financing, the Company provides certain guarantees on behalf of Goro pursuant to which we guaranteed payments due from Goro of up to a maximum amount of US$ 100 millions (“Maximum Amount”) in connection with an indemnity. We also provided an additional guarantee covering the payments due from Goro of: (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts payable by Goro under a lease agreement covering certain assets.

The Company provides a guarantee covering certain termination payments due in New Caledonia from Goro to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is as a result of a default by Goro and the date on which an early termination of the ESA were to occur. If Goro defaults under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be €$ 145 million. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

The Company expects such guarantees to be not executed and therefore no provisions for losses have been made.

(c)
At the time of our privatization in 1997, the Company issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization stockholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

The debenture holders are entitled to receive semi-annual payments (in March and September) equivalent to a percentage of the net revenue derived from certain mineral resources owned at May 1997 and included in the Issue Deed.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder.

The accumulated sales of iron ore of the mines covered by the debentures in the period between May 1997 and December 31, 2008, was 596 million metric tons in the Southeast System and 671 million metric tons in the North System of Carajas. In the event that the annual sales of iron ore remain equal to the level achieved in the last twelve months, the levels required by the Issue Deed to start premium payments of 1.7 billion metric tons for the Southeast System and 1.2 billion metric tons to the North System, would be achieved in 2018 and 2013, respectively. However, these levels of production at the indicated dates can not be confirmed.

In September 2008, the Company paid interest on debentures in the amount of R$ 20 (R$ 22 in 2007).

6.18- Provision for asset retirement obligations
On December 31, 2008, the consolidated provision for asset retirement obligations amounted to R$ 1,997 (R$ 848 in the parent company), which was accounted for in “Provision for asset retirement obligations” in non-current liabilities and R$ 113 (R$ 44 in the parent company) classified in “Other” in current liabilities.

	Consolidated		Parent Company
	2008	2007	2008	2007
Provisions in the beginning of year	1,763	1,535	790	678
Accretion expense	294	150	163	84
Liabilities settled in the current period	(16)	(27)	(11)	(15)
Revisions in estimated cash flows	(153)	105	(50)	43
Cumulative translation adjustment	222	—	—	—

Provisions in the end of year	2,110	1,763	892	790

6.19- Pension Plan
The following information shows the details of the status of the defined benefit elements of the Company plans, of the valuation of actuarial obligations and of the sponsor contribution to the plans.
(a)	Pension Plan

The results of the actuarial valuation are presented as follows:

Fair value of assets development

	2008			2007
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of assets at the begining of the year	7,417	6,405	18	7,483	6,386	9
Actual return of assets	132	(1,147)	2	447	131	2
Contribution from sponsor	74	399	97	63	631	109
Benefits paid	(512)	(467)	(97)	(576)	(481)	(101)
Effect of exchange rate changes	—	328	1	—	(262)	(1)

Fair value of assets at the end of the year	7,111	5,518	21	7,417	6,405	18

Changes in present value of obligations

	2008			2007
	(*) ’Overfunded	Underfunded	Underfunded	(*) ’Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of plan assets at beginning of year	5,629	7,127	2,668	5,402	7,293	2,523
Liabilitie recognized upon consolidation of Vale Inco	—	—	—	—	214	455
Cost of current service	20	110	42	17	119	39
Cost of interest	556	379	127	588	368	127
Benefits paid	(512)	(467)	(97)	(576)	(481)	(101)
Plan amendment	—	29	—	—	7	—
Hypotheses changes	(712)	—	—	—	—	—
Actuarial loss	685	(1,207)	(684)	198	(64)	(220)
Effect of exchange rate changes	—	383	143	—	(329)	(155)

Fair value of plan assets at end of year	5,666	6,354	2,199	5,629	7,127	2,668

The actuarial valuation results are resumed as follows:
Reconciliation of assets and liabilities of the balance sheet

	Consolidated
	2008			2007
	(*) Overfunded	Underfunded	Underfunded	(*) Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of plan assets at the end of the year	(5,666)	(6,354)	(2,199)	(5,629)	(7,127)	(2,668)
Fair value of assets at the end of the year	7,111	5,518	21	7,417	6,405	18
Net (gains) and losses not recognized on the balance sheet	545	231	(410)	(232)	—	(122)

Total	1,990	(605)	(2,588)	1,556	(722)	(2,772)

Actuarial assets / (liabilities) recorded in the balance sheet:
Short-term	—	(26)	(127)	—	(38)	(117)
Long-term	1,990	(579)	(2,461)	1,556	(684)	(2,655)

Actuarial assets / (liabilities) recorded in the balance sheet	1,990	(605)	(2,588)	1,556	(722)	(2,772)

	Parent Company
	2008			2007
	(*) Overfunded	Underfunded	Underfunded	(*) Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of plan assets at the end of the year	(5,666)	—	—	(5,629)	—	—
Fair value of assets at the end of the year	7,111	—	—	7,417	—	—
Net (gains) and losses not recognized on the balance sheet	545	—	—	(232)	—	—

Total	1,990	—	—	1,556	—	—

Actuarial assets / (liabilities) recorded in the balance sheet:
Short-term	—	—	—	—	—	—
Long-term	1,990	—	—	1,556	—	—

Actuarial assets / (liabilities) recorded in the balance sheet	1,990	—	—	1,556	—	—

(*)	The company did not register in the Balance Sheet the asset from actuarial valuation because there is no evidence of realization, according to item 49 of NPC 26.
Investment target and composition of plan assets
The asset fair value of these plans is R$ 12,650 and R$ 13,840 at the end of 2008 and 2007, respectively. The assets allocations for the Company pension plan at the end of 2008 and 2007 and the target allocation for 2009, by asset category are as follows:

	Brazil
	Target allocation for 2009	Percentage of plan assets
	(Unaudited)	2008	2007

Type of assets

Equity securities	26%	20%	29%
Real estate	6%	4%	3%
Loans	7%	6%	4%
Fixed Income	61%	70%	64%

Total	100%	100%	100%

	Foreign
	Target allocation for 2009	Percentage of plan assets
	(Unaudited)	2008	2007

Type of assets

Equity securities	61%	54%	61%
Fixed Income	39%	46%	39%

Total	100%	100%	100%

The investment policy was based on the ALM-Asset Liability Modeling conducted by Mercer Consulting.
The target allocation of assets to fixed income has been established to overcome the actuarial obligations of the plans. The proposal for 2009 is to increase investment assets indexed to inflation. The remaining investments in fixed income will be used to pay the benefits of the plan in the short term.
The target allocation of income in the segment variable reflects the expected return to IBOVESPA (Brazilian stock index) and ALM.

(b)	Actuarial liability

Allowance for additional health care plan

Refers to the responsibility of the Company to support retirements, pensions and health assistance related to the termination of some employees, which occurred between 1987 and 1989.

The results of the actuarial evaluation of this liability are as follows:

Change of fair value of assets (*)

	“Abono Complementação”
	2008	2007
Fair value of assets at the begining of the year	259	196
Actual return of assets	49	32
Contribution from sponsor	100	93
Benefits paid in the period	(67)	(62)

Fair value of assets at the end of the year	341	259

(*)	Does not apply to fair value of assets to health plan.
Change in the present value of obligations

	Health care		“Abono Complementação”
	2008	2007	2008	2007
Fair value of assets at the begining of the year	292	229	732	708
Current service cost	3	—	—	—
Cost of interest	29	25	71	76
Benefits paid in the period	(31)	(21)	(67)	(62)
Hypotheses changes	(34)	—	(63)	—
Loss (Gain) on liabilities	41	59	57	10

Fair value of plan assets at the end of the year	300	292	730	732

Reconciliation of assets and liabilities of the balance sheet

	Health care		“Abono Complementação”
	2008	2007	2008	2007
Present value of totally or partially covered actuarial obligations	(300)	(292)	(730)	(732)
Fair value of asets	—	—	341	259
Net (gains) loss not recognized on the balance sheet	31	24	49	73

Actuarial assets and liabilities acrrued in the balance sheet	(269)	(268)	(340)	(400)

Costs recognized in the income statement

	Health care		“Abono Complementação”
	2008	2007	2008	2007
Cost of interest	29	25	71	76
Actual return of assets	—	—	(49)	(32)

Total of costs, net	29	25	22	44

(c)	Sponsor contributions

The contributions are as follows:

	Target to 2009	2008
Benefit plan — “VALE MAIS” — income	(46)	(46)
Benefit plan — “VALE MAIS” — risk and proportional benefit	(73)	(74)
Pension plans in the foreign	(591)	(632)
Complementary value (*)	(101)	(100)
Health care plan for retired employee (*)	(27)	(31)

Total contributions	(838)	(883)

(d)	Actuarial and economic hypotheses

All calculations include future projections in relation to certain parameters, for example: salaries, interest, inflation, benefits from social security, mortality, invalidity and others. No actuarial results can be analyzed without knowledge of the scenarios utilized in the evaluation.

The actuarial economic hypotheses were considering the long-term for their maturity, and must be analyzed from this point of view. They are not necessarily realizable in the short-term.

The evaluation was based on the following economic hypotheses:

	2008		2007
	Local pension	Foreign pension	Local pension	Foreign pension
Economic assumptions	plans	plans	plans	plans
Discount rate	11.28% p.a.	6.45% p.a.	10.24% p.a.	5.21% p.a.
Rate expected return of assets	12.22% p.a.	7.17% p.a.	12.78% p.a.	7.18% p.a.
Rate of compensation increase — up to 47 years	7.12% p.a.	3.85% p.a.	7.12% p.a.	4.01% p.a.
Rate of compensation increase — over 47 years	4.00% p.a.	3.85% p.a.	4.00% p.a.	4.01% p.a.
Inflation	4.00% p.a.	2.00% p.a.	4.00% p.a.	2.00% p.a.
Health care cost trend rate	7.12% p.a.	6.19% p.a.	7.64% p.a.	6.35% p.a.
All assumptions were revised in 2008.
6.20- Incentives of long stated period
In 2008, with the purpose of introducing a “stockholders vision” to the Company executives, as well as improving this executives retention and reinforce the culture of sustainable performance, the Board of Directors approved a long-term incentive compensation plan, which was implemented in April 2008 with a three-year cycle (2008 to 2010).
Under the terms of the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonuses to the plan. That portion of the bonus allocated to the plan is in fact used by the executive to purchase preferred shares of Vale, through a defined financial institution), at market conditions and with no benefit provided by Vale.
The shares purchased by each executive have no restrictions and may, at the participant’s discretion, be sold at any time. However, in order to be entitled to the long-term incentive compensation plan to be provided by Vale, the amount of shares initially purchased by the executives on the plan’s adoption, must be held for a three-year period and the executive must retain its employment relationship with Vale during that period.
Upon meeting these two conditions described above (keeping the number of shares purchased and remaining a Vale employee over the three years), the participant becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on market rates.
The Company records the cost of incentives under the Compensation Plan for Long Term, following the requirements of the CVM Resolution 562/2008. The obligations are measured for fair value disclosure, based on quotes from the market. The costs of compensation incurred are recognized during the three year period.
Additionally, as a long term incentive certain eligible executives have the opportunity to receive at the end of the triennial cycle a certain number of shares calculated on a monetary value at market rates, based on an evaluation of their career and performance factors measured as an indicator of total return to stockholders.
On December 31, 2008, the company recognized a long-term obligation in the amount of R$ 17 equivalent to 711,005 shares, whole recognized in the statement of income.
6.21- Paid-up Capital
In July 2008, the Company issued 256,927 common shares and 164,403 preferred shares through a global offering, which consisted of a registered offering in Brazil and an international offering. On August 2008, through an additional offering, the Company issued 24,660 preferred shares. Following the issue, Vale’s capital stock increased by R$ 19 billion with corresponding transaction costs of R$ 161 recorded as a reduction to the additional paid-in capital account. As a result, capital is now composed by 3,256,724,482 common shares and 2,108,579,618 preferred shares, totaling R$ 47,434.
At the Extraordinary Stockholders’ Meeting held on April 27, 2007 the capital stock was increased to R$28,000, due to the capitalization of the expansion/investment reserve in the amount of R$7,673, capitalization of the legal reserve in the amount of R$752, and capitalization of the fiscal incentives reserve in the amount of R$83 without new stock issue.

On August 30, 2007 the Extraordinary General Stockholders’ Meeting approved the forward-stock split. Since September 2007, each existing share, both common and preferred, became two shares.
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.
On December 31, 2008, the Company’s capital is held as follows:

	Number of shares
Stockholders	Commom	%	Preferred	%	Total	%
Valepar S.A.	1,716,435,045	53	20,340,000	1	1,736,775,045	32
Brazilian Government (National Treasury / BNDES/ INSS / FPS)	56,712	—	60,904,104	3	60,960,816	1
American Depositary Receipts — ADRs	724,877,268	22	794,529,068	38	1,519,406,336	29
FMP — FGTS	122,303,382	4	—	—	122,303,382	2
PIBB — BNDES	4,513,120	—	7,115,990	—	11,629,110	—
BNDESPar	218,386,481	7	1,483,079	—	219,869,560	4
Foreign — Institutional investors in Brazilian market	108,334,610	3	316,402,075	15	424,736,685	8
Brazil — Institutional investors	223,055,069	7	386,095,593	18	609,150,662	11
Brazil — Retail investors in Brazilian market	63,824,896	2	444,855,405	21	508,680,301	9
Treasury stock in Brazil	74,937,899	2	76,854,304	4	151,792,203	4

Total	3,256,724,482	100	2,108,579,618	100	5,365,304,100	100

The members of the Board of Directors and Executive Board together own 166,915 common shares and 715,112 preferred shares.
The Board of Directors has the power, without the necessity of a statutory change, to allow the issue of new shares (authorized capital) including the capitalization of revenue and reserves until the authorized limit of 3,600,000,000 common shares and 7,200,000,000 preferred shares without par value.
On December 31, 2008, the Company after the proposed appropriations of the net income for the year, does not have excess profit reserves in relation to the share capital.
6.22- Resources linked to future mandatory conversion in shares
In June, 2007, the Company issued mandatory convertible notes in the amount of R$3,601, net of interest R$3,064, with maturity in 2010. The notes, pay a coupon of 5.50% p.a. quarterly and the right to receive the participation of the additional equivalent for the distribution in cash paid to the ADS’s holders. These notes were classified as a capital instrument, mainly because of the fact that there is no option, from the part of the Company or from the part of the holders to liquidate, totally or in part this operation with financial resources, being the conversion mandatory. These notes are recognized as a specific part of the equity, net of financial changes.
The resources linked to future mandatory conversion, net of interest, are represented by a maximum of 56,582,040 common shares equivalent to R$ 2,111 and the ones represented by a maximum of 30,295,456 preferred shares are equivalent to R$ 926. All the shares are currently in treasury stock (see note 6.24).
6.23- ADR Program — American Depositary Receipts
The Company has a registration with the United States Securities and Exchange Commission (SEC) that permits its preferred shares and common shares to be traded on the New York Stock Exchange (NYSE) as ADR — American Depositary Receipts since June, 2000 and March, 2002, respectively. As a consequence of the share split, each ADR was also split, maintaining thus the proportion of 1 (one) class “A” preferred share or common share, traded with codes “RIOPR” and “RIO”, respectively.
For maintenance of this registration the Company also discloses its financial statements according to U.S.A. Principles — USGAAP showing a net income for 2008 of R$ 24,396 which is different from the net income presented according to Brazilian Principles due to non-amortization of goodwill.

6.24- Treasury Stock
On October 16, 2008, The Board of Directors approved a program to repurchase up to 69,944,380 common shares involving up to 169,210,249 preferred shares, amounting to 5.5% and 8.5% respectively of the total number of shares of each class based on the outstanding equity position at September 30, 2008. At the end of December 31, 2008, 18,355,869 common shares and 46,513,400 preferred shares had been acquired.
The objective of the program was to maximize the value of the company for shareholders.
On December 31, 2008, the Company had 74,937,899 common shares and 76,854,304 preferred shares, which are held in treasury in the amount of R$ 2,448.

Shares
	Quantity		Unit acquisition cost			Average quoted market price
Class	2008	2007	Average	Low	High	2008	2007
Preferred	76,854,304	30,341,144	23.62	21.02	27.96	37.99	39.46
Common	74,937,899	56,582,040	16.90	23.33	31.00	44.44	46.73

	151,792,203	86,923,184

6.25- Remuneration of Stockholders
The total remuneration proposed to stockholders’ in 2008 was calculated as follows:

Net income for the year	21,279
Legal reserve	(1,064)
Realization of unrealized income reserve (*)	23

Adjusted net income	20,238

Mandatory dividend amount - 25% (R$0.99 per outstanding share)	5,059

Statutory dividend on preferred shares (3% of net equity, R$0.36 per outstanding share)	1,195

Statutory dividend on preferred shares (6% of paid-up capital, R$0.35 per outstanding share)	1,108

Dividends/ Interest on stockholders’ equity — Total	5,059
Anticipated dividends in October, 2008	(225)

Dividends/ Interest on stockholders’ equity Proposed	4,834

(*)	The realization is based on the dividends received, write-off or disposal of investments and depreciation, write-off and disposal of property, plant and equipment.

6.26- Financial Results

	Consolidated
	(Unaudited)
	4Q/08	3Q/08	4Q/07
Financial expenses

Interest	(786)	(509)	(552)

Labor, tax and civil contingencies	(51)	(40)	(70)
CPMF	—	—	(52)
Others	(156)	(198)	(522)

	(993)	(747)	(1,196)

Financial income

Related parties	1	1	4
Financial statements	496	431	63
Others	89	35	195

	586	467	262

Derivatives	(1,327)	(1,112)	589

Monetary and exchange rate variation on assets:
Cash and cash equivalents	3,662	2,357	(127)
Accounts receivable	2,217	1,812	(253)
Loans	(6,231)	(4,768)	883
Property, Plan and Equipment	6,538	5,397	(254)
Others	(1,905)	(2,094)	491

Net	4,281	2,704	740

Financial income (expenses), net	2,547	1,312	395

	Acumulated
	Consolidated				Parent Company
	Before new	New practices
	practices	adjustments	2008	2007	2008	2007
Financial expenses
Interest	(2,296)	—	(2,296)	(2,663)	(2,889)	(3,142)
Labor, tax and civil contingencies	(183)	—	(183)	(188)	(173)	(171)
CPMF	—	—	—	(275)	—	(204)
Others	(978)	—	(978)	(2,002)	(364)	(1,209)

	(3,457)	—	(3,457)	(5,128)	(3,426)	(4,726)

Financial income
Related parties	4	—	4	9	229	27
Financial statements	1,023	—	1,023	225	772	47
Others	194	—	194	562	92	30

	1,221	—	1,221	796	1,093	104

Derivatives	(1,817)	—	(1,817)	1,853	(1,475)	1,490

Monetary and exchange rate variation on assets:
Cash and cash equivalents	5,708	(663)	5,045	(784)	3,058	22

Accounts receivable	3,160	(538)	2,622	(1,585)	73	(441)

Loans	(8,268)	973	(7,295)	6,291	(260)	965

Property, Plan and Equipment	7,259	(7,123)	136	(3,625)	—	—
Others	(2,896)	2,600	(296)	2,459	(689)	306
Related parties	3	—	3	—	(9,047)	5,600

Net	4,966	(4,751)	215	2,756	(6,865)	6,452

Financial income (expenses), net	913	(4,751)	(3,838)	277	(10,673)	3,320

6.27- Financial Instruments — Derivatives
Risk Management Policy
Vale has developed its risk management strategy aiming to promote the so called enterprise risk management, through an integrated framework, evaluating not only the market risk impact in the business, but also the credit and operational risk impact.
Traditional market risk measures such as VaR (Value at Risk) are not sufficient to evaluate the group exposures as our main goal is to avoid a possible lack of cash to fulfill our future obligations.
The main objective of integrated risk management, that considers all kinds of corporate risks, as well as, the correlations between different market risk factors, is to be able to evaluate the risk impact after considering all the natural hedges presented in the company portfolio. Using this framework, when evaluating the impact of risks on Vale business, we identify a natural diversification due to our mix of products and currencies. This diversification benefit implies a natural reduction of the overall risk of the company. Any risk mitigation strategy will only be implemented, whenever necessary, if it contributes significantly for the reduction on the volatility of our cash flows beyond the levels initially observed and until we reach the acceptable levels of risk.
Vale considers that the effective management of risk is a key objective to support our growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow contributes to enhance the credit quality, improving its ability to access the different markets. In furtherance of this objective, the board of directors has established an enterprise-wide risk management policy and a risk management committee.
The risk management policy determines that Vale will evaluate the risk on the cash flow regularly and all the risk mitigation strategies analyzed, whenever necessary, will be proposed with the final objective of reduction in the cash flow volatility.
The executive board is responsible for the evaluation and approval of the long term risk mitigation strategies, recommended by the risk management committee.
The risk management committee is responsible to assist our executive officers in overseeing and reviewing information regarding our enterprise risk management activities including the principles, significant policies, risk management process and procedures and instruments employed to manage risk. The risk management committee reports periodically to the executive board how the risks have been monitored, what are the most important risks and their impact on the cash flow.
As of December 2008, the members of the risk management committee were: Fabio de Oliveira Barbosa, Chief Financial Officer, Tito Martins, Executive Officer (Non-ferrous Minerals), Demian Fiocca, Executive Officer (Management and Sustainability), Guilherme Cavalcanti, Corporate Finance Director, and Jennifer Maki, Chief Financial Officer of Vale Inco Ltd., Vale’s wholly-owned subsidiary.
The risk management policy and the risk management norms, that complement the normatives of risk management governance model, explicitly prohibit speculative transactions with derivatives and require the diversification of operations and counterparties.
Besides the risk management governance model, Vale counts on a well defined corporate structure. The recommendation and execution of the derivative transactions are implemented by different and independent areas. It is responsibility of the risk management department to define and propose to the risk management committee market risk mitigation strategies, consistent with Vale’s and it’s wholly owned subsidiaries corporate strategy. It is the responsibility of to finance department the execute the risk mitigation strategies though the use of derivatives. The independence of the areas guarantees an effective control on these operations.
The consolidated market risk exposure and the portfolio of derivatives is monthly measured and monitored in order to evaluate the financial results and possible market risk impacts on our cash flow, and guarantee that the initial goals will be achieved. The mark-to-market on the derivatives portfolio is reported weekly to management.
All derivatives positions were recognized in our balance sheet at fair value, and gains or losses in fair value were accrued in Vale’s current earnings.
Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Products prices and input costs
Fair value computation methodology
Well-known market participants’ valuation methodologies were used to compute the fair value of instruments. To evaluate the financial instruments, their present values were computed considering market curves that impact the instrument on the determination dates. The curves and prices used in the pricing for each group of instruments are detailed in the topic “market curves”.
The pricing method considered in the case of European options is the Black & Scholes model, which is widely used among derivatives market participants for the option pricing. The derivative fair value in this model is a function of the volatility, spot price of the underlying, strike price, risk free rate and maturity. In the case of options where the financial result is a function of the average of the underlying price for a certain period of the time, called Asian options, we use the Turnbull & Wakeman model, also widely used to price this type of instrument. Besides the parameters used on the Black & Scholes model it is considered in this model the price averaging period.
In the case of swaps, the receiving leg and the paying leg present values are estimated by discounting their cash flows using the interest rate of the currency they are denominated. The difference between the present values of the receiving leg and paying leg of the swap is the fair value.

The computation method for the swaps linked to TJLP follows the description enclosed in CETIP’s formula book, which includes the TJLP forward curve definition. Therefore, TJLP is computed using the inflation target, published by Banco Central do Brasil, based on IPCA (Extended National Consumer Price Index) plus the Brazilian credit spread, which comprehends an international real interest rate and a Brazilian credit risk component, that is computed using the credit risk for the government bonds, for the medium and long term perspective.
The pricing for the commodities future settlement contracts (buy or sell) is computed using forward curves for each commodity. Normally, these curves are collected in the exchanges where these commodities are traded, among them, London Metals Exchange (LME) and COMEX or market price providers. When there is no price for a specific date, we use interpolations between the available periods.
Value at Risk computation methodology
The Value at Risk of the positions was measured using a historical simulation approach. Different market risk factors that impact the prices of the derivatives included in our portfolio were identified and a two year sample of its historical daily returns was gathered.
The current positions of our derivatives were used to simulate their returns based on sample data and built a non parametric return distribution and consequently the value at risk for the portfolio considering a one business day time horizon. The value at risk of the portfolio considers a 95% confidence level.
Sensitivity Analysis
In the topic “sensitivity analysis”, sensitivity analysis tables are presented for all the outstanding positions as of December 31st 2008. The scenarios defined for these analyses were:
•	Scenario I: expected — considers the market curves as of December 31st 2008;

•
Scenario II: unfavorable change of 25% — considers a shock of 25% in the market curves used for the pricing in the expected scenario, negatively impacting the fair value of Vale’s derivatives positions;

•
Scenario III: favorable change of 25% — considers a shock of 25% in the market curves used for the pricing in the expected scenario, positively impacting the fair value of Vale’s derivatives positions;

•
Scenario IV: unfavorable change of 50% — considers a shock of 50% in the market curves used for the pricing in the expected scenario, negatively impacting the fair value of Vale’s derivatives positions;

•	Scenario V: favorable change of 50% — considers a shock of 50% in the market curves used for the pricing in the expected scenario, positively impacting the fair value of Vale’s derivatives positions;
Contracts subjected to margin calls
Vale has contracts subject to margin calls only for part of copper and nickel trades executed by its wholly-owned subsidiary Vale Inco Ltd. The total amount deposited in cash in December 2008 was R$ 23.6 million, and it refers to positions that will mature in 2009.
Main positions definitions:
Cash flow Hedging — hedging operations with the purpose of reducing cash flow volatility deriving from the mismatch between the currencies on our revenues, predominantly in US dollars, and our costs and investments, predominantly in Brazilian reais. This position was settled in December 2008.
Hedge for the Real denominated debt indexed to CDI
•
CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swaps to convert Brazilian reais denominated debt instruments linked to CDI to USD. In those swaps Vale pays fixed rates in USD and receives payments linked to CDI.

•
CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swaps to convert Brazilian reais denominated debt instruments linked to CDI to USD. In those swaps Vale pays floating rates in USD (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows of debentures issued in 2006 with a nominal value of R$ 5.5 billion, NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and property and services acquisition financing realized in 2006 and 2007 with nominal value of R$ 1 billion.
Hedge for Real denominated debt indexed to TJLP
•
TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swaps to convert loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) linked to TJLP to USD. In those swaps Vale pays fixed rates in USD and receives payments linked to TJLP.

•
TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swaps to convert loans with BNDES linked to TJLP to USD. In those swaps Vale pays floating rates in USD and receives payments linked to TJLP.

Hedge for Euro denominated floating rate debt
•
Euro floating rate vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into a swap to convert loans in Euros linked to Euribor to loans in USD linked to Libor. We used this instrument to convert the cash flow of a debt in Euros, with a notional amount of € 19.1 million issued in 2003 by Vale. In those swaps Vale pays floating rates in USD (Libor) and receives floating rates in Euros (Euribor).

Hedge for the USD floating rate debt
•
USD floating rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale Inco Ltd., Vale’s wholly-owned subsidiary, entered into a swap to convert USD floating rate debt into USD fixed rate debt. Vale Inco used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of USD 200 million. In those swaps Vale pays fixed rates in USD and receives floating rates in USD (Libor).

Nickel Fixed Price Program — In order to maintain the exposure to Nickel price fluctuations, Vale Inco Ltd., Vale’s wholly-owned subsidiary entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. It aims to guarantee that the prices of those operations would be the same of the average prices negotiated in LME — the date the product is delivered to the client. It normally ivolves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.
Nickel Purchase Protection Program — This program was implemented in order to reduce the cash flow volatility due to the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to clients. The items purchased are raw materials utilized to produce refined Nickel. This program is usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.
Hedge of Natural Gas — Vale Inco Ltd., Vale ´s wholly-owned subsidiary entered into derivatives in order to minimize the impact of the Natural Gas price volatility in our costs. These transactions are usually implemented using swaps or by the purchase of forward contracts.
Copper Scrap Purchase Protection Program — This program was implemented in order to reduce the cash flow volatility due to the quotational period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to clients, as the copper scrap combined with other raw materials or inputs of Vale’s wholly-owned subsidiary, Vale Inco Ltd, to produce copper. This program is usually implemented by the sale of forwards or futures at LME or Over-the-Counter operations.
Copper Hedge — hedging transactions that aim to reduce cash flow volatility due to changes in LME copper prices. Usually these transactions are implemented by the sale of forward or future contracts, over-the-counter or at LME and COMEX, and also may use zero-cost collars contracts (purchase of put options associated with sale of call options). These transactions were settled in December 2008.
Aluminum Hedge — hedging transactions that aim to reduce cash flow volatility due to changes in LME aluminum prices. Usually these transactions are implemented by the sale of forward or future contracts, over-the-counter or at LME, and also may use zero-cost collars contracts (purchase of put options associated with sale of call options). These transactions matured in December 2008.
Platinum Hedge — hedging transactions that aim to reduce cash flow volatility due to changes in platinum prices. Usually these transactions are implemented by the sale of forward contracts, over-the-counter or at LME and COMEX, and also may use zero-cost collars contracts (purchase of put options associated with sale of call options). These transactions matured in December 2008.
Gold Hedge — hedging transactions that aim to reduce cash flow volatility due to changes in gold prices, as gold is a by-product of our copper production. Usually these transactions are implemented by the sale of forward contracts or zero-cost collars contracts (purchase of put options associated with sale of call options). These transactions matured in December 2008.
Embedded Derivatives
•
Energy purchase — energy purchase agreement between Albrás, Vale’s controlled subsidiary, and Eletronorte in which there’s a clause that defines that a premium can be charged if aluminum prices trade in the range of US$ 1,450/t to US$ 2,773/t. This clause is considered an embedded derivative.

•
Raw material and intermediate products purchase — Nickel concentrate and raw materials purchase agreements of Vale Inco Ltd, Vale’s wholly-owned subsidiary, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered embedded derivatives.

Foreign exchange and interest rate risk
Vale’s cash flow is subjected to volatility of several different currencies against the US dollar. While most of our product prices are indexed to US dollars, representing around 94% of the total revenue, most of our costs, disbursements and investments are indexed to currencies different than the US dollar, mainly Brazilian reais and Canadian dollars.
Therefore, US dollar is the reference currency for Vale’s obligations. Derivative instruments may be used in order to reduce Vale’s potential cash flow volatility arising from the currency mismatch. Vale’s foreign exchange and interest rate derivative portfolio consists, basically, of interest rate swaps to convert floating cash flows in Brazilian reais to fixed or floating US dollar cash flows, without any leverage.
From another perspective, Vale also has an exposure to interest rate risks over loans and financings. The US dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organization loans. In general, our US dollar floating rate debt is mainly subject to changes in the Libor (London Interbank Offer Rate in US dollars). To mitigate the impact of the interest rate volatility on cash flow, Vale takes advantage of natural hedges allowed by the positive correlation of metal prices and US dollar floating rates. When natural hedges are not present, we may opt to realize the same effect using financial instruments.
The Real denominated debt subject to floating interest rates are debentures, Banco Nacional de Desenvolvimento Econômico e Social (BNDES) loans and property and services acquisition financing in the Brazilian market. These debts are mainly linked to CDI and TJLP.
On December 31st, 2008, the total amount of real denominated debt converted through swaps into US dollars was US$ 4.2 billion, with an average cost in dollars of 4.9% after the swaps transactions were implemented and maturity between November 2010 and December 2027, with semi-annual interest payments1.
These swap transactions have settlement dates similar to the interest and principal payment dates, taking into account the liquidity restrictions of the market. At each settlement date, the results on the swap transactions partially offset the impact of the US dollar / Brazilian reais exchange rate in our obligations, contributing to a stable flow of cash disbursements in US dollars for the interest and/or principal payment of our real denominated debt.

[1]	With the exception of a US$ 211 million debt with monthly and quarterly interest and amortization payments.

In the event of an appreciation (depreciation) of the Brazilian reais against US dollar, the negative (positive) impact on our Real denominated debt obligations (interest and/or principal payment) measured in US dollars will be almost totally offset by a positive (negative) effect from the swap transaction, regardless of the US dollar / Brazilian Reais exchange rate on the payment date.
On the fourth quarter of 2008, Vale paid an interest amount equivalent to R$438 million related to Real denominated debt that were converted into US dollars through the use of swap transactions. However, company has received R$50 million on the settlement of the swaps, offsetting the US dollar / Brazilian reais exchange rate variation impact in our debt service.
The tables below represent December 31st 2008 derivative positions with the following information: notional amount, initial cost, fair value, value at risk, gains or losses in the period and fair value for the remaining years of the operations per each group of instruments.
Cash Flow Hedge
CDI vs. USD fixed rate swap

								Realized
Value at								Gain/Loss
inception	Notional ($)			Index	Average Rate	Unrealized Gain/Loss (R$)		(R$)
	31/12/2008	30/09/2008				31/12/2008	30/09/2008	31/12/2008

Receivable	—	USD	100	USD	+ 3,65%	—	192	236
Payable	—	R$	159	CDI	100,00%	—	(159)	(166)

Total						—	33	70

Hedge for the Real denominated debt
CDI vs. USD fixed rate swap

									Realized
Value at									Gain/Loss	VAR
inception	Notional ($)				Index	Average Rate	Unrealized Gain/Loss (R$)		(R$)	(R$)	Unrealized Gain/Loss by year (R$)
	31/12/2008		30/09/2008				31/12/2008	30/09/2008	31/12/2008	31/12/2008	2009	2010	2011	2012	2013	2014		2015

Receivable	R$	7.531	R$	7.103,58	CDI	101,14%	8.463	8.112	759	1	376	(1.035)	22	(64)		11	9	(193)
Payable	USD	3.672	USD	3.493,80	USD	+ 5,3395%	(9.338)	(7.584)	(521)	277	—	—	—	—	—		—	—

Total							(875)	528	238	277

CDI vs. USD floating rate swap

									Realized
Value at									Gain/Loss	VAR
inception	Notional ($)				Index	Average Rate	Unrealized Gain/Loss (R$)		(R$)	(R$)	Unrealized Gain/Loss by year (R$)
	31/12/2008		30/09/2008				31/12/2008	30/09/2008	31/12/2008	31/12/2008	2009	2010	2011	2012	2013	2014	2015

Receivable	R$	792	R$	792	CDI	102,26%	834	838	61	—	65	(51)	23	17	12	8	(296)
Payable	USD	430	USD	430	Libor	+ 3,876%	(1.057)	(866)	(20)	31	—	—	—	—	—	—	—

Total							(223)	(28)	41	31

TJLP vs. USD fixed rate swap

									Realized
Value at									Gain/Loss	VAR
inception	Notional ($)				Index	Average Rate	Unrealized Gain/Loss(R$)		(R$)	(R$)	Unrealized Gain/Loss by year (R$)
	31/12/2008		30/09/2008				31/12/2008	30/09/2008	31/12/2008	31/12/2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

Receivable	R$	518	R$	525	TJLP	TJLP + 1,57% a.a.	436	434	31	8	(5)	(8)	(12)	(4)	(14)	(39)	(14)	(13)	(12)	(11)	(14)
Payable	US$	304	US$	307	USD	USD + 3,76% a.a	(580)	(528)	(25)	22	—	—	—	—	—	—	—	—	—	—	—

Total							(144)	(94)	6	30

TJLP vs. USD floating rate swap

									Realized
Value at									Gain/Loss	VAR
inception	Notional ($)				Index	Average Rate	Unrealized Gain/Loss (R$)		(R$)	(R$)	Unrealized Gain/Loss by year (R$)
	31/12/2008		30/09/2008				31/12/2008	30/09/2008	31/12/2008	31/12/2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

Receivable	R$	645	R$	647	TJLP	TJLP + 0,96% a.a	503	471	10	12	2	0	(1)	82	9	(99)	(6)	(6)	(5)	(5)	(39)
Payable	US$	378	US$	378	Libor	LIBOR -1,13% a.a	(572)	(580)	(5)	26

Total							(69)	(109)	5	38

In order to reduce cash flow volatility associated with a financing from KfW Bankengruppe indexed to Euribor, Vale entered into a swap where the cash flows in Euros are converted into cash flows in US dollars.
Hedge for the Euro denominated floating rate debt
EUR floating rate vs. USD floating rate swap

									Realized
Value at									Gain/Loss	VAR
inception	Notional ($)				Index	Average Rate	Unrealized Gain/Loss (R$)		(R$)	(R$)	Unrealized Gain/Loss by year (R$)
	31/12/2008		30/09/2008				31/12/2008	30/09/2008	31/12/2008	31/12/2008	2009	2010	2011

Receivable		€7		€8	EUR	Euribor+0,875	24	23	8	—	2	2	1
Payable	US$	8	US$	9	USD	Libor+1,0425	(19)	(18)	(7)	—

Total							5	5	1	—

Hedge for the USD floating rate debt
USD floating rate vs. USD fixed rate swap

									Realized
Value at									Gain/Loss	VAR
inception	Notional ($)				Index	Average Rate	Unrealized Gain/Loss (R$)		(R$)	(R$)	Unrealized Gain/Loss by year (R$)
	31/12/2008		30/09/2008				31/12/2008	30/09/2008	31/12/2008	31/12/2008	2009	2010	2011

Receivable					USD	3M LIBOR	466	385	14	—	(17)	(10)	(5)
	US$	200	US$	200
Payable					USD	4,795% a.a	(498)	(395)	(18)	1

Total							(32)	(10)	(4)	1

Additionally, in order to reduce cash flow volatility from the Brazilian payroll denominated expenses in Reais for 2007 and 2008, Vale has entered into some foreign exchange rate swaps with monthly settlements. In June 2008, the market value of this position was R$194 million. In September 2008, Vale decided to do an early settlement of our outstanding hedging for the payroll, since we decided the invest in Brazilian Reais part of the cash obtained from our global equity offering concluded in August 2008. The investments in Brazilian Reais can be considered a cash flow hedging to protect us against the volatility of the Reais. The total amount received in 2008 from this operation was R$326 million.
Commodities price risk
Vale is also exposed to several market risks associated to global commodities prices volatilities.
Nowadays, derivatives transactions included in the portfolio related to commodities prices and/or input costs comprehend nickel, aluminum, copper, gold platinum, natural gas derivatives and all have the same purpose of mitigating Vale’s cash flow volatility.
Nickel — The Company has a long position on future contracts in the London Metal Exchange (LME), with the purpose of maintaining its exposure to nickel price variation, regarding the fact that, in some cases, the commodity is sold at a fixed price to some customers. Vale has also short positions on the futures market in the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.
Nickel Fixed Price Program
Purchase of Nickel future/forward contracts

							Realized
Value at				Average strike	Unrealized Gain/Loss		Gain/Loss	VAR
inception	Notional (MT)		B/S	(USD/MT)	(R$)		(R$)	(R$)	Unrealized Gain/Loss by year (R$)
	31/12/2008	30/09/2008			31/12/2008	30/09/2008	31/12/2008	31/12/2008	2009	2010	2011

Futures	10.140	9.330	B	16.756	(117)	(132)	(215)	18	(103)	(14)	—
Nickel Purchase Program
Sale of Nickel future/forward contracts

							Realized
Value at				Average strike	Unrealized Gain/Loss		Gain/Loss	VAR (R$	Unrealized Gain/Loss
inception	Notional (MT)		B/S	(USD/MT)	(R$)		(R$)	million)	by year (R$)
	31/12/2008	30/09/2008			31/12/2008	30/09/2008	31/12/2008	31/12/2008	2009

Futures	4.944	2.430	S	10.712	(16)	13	103	11	(16)
In addition to the contracts mentioned above, Vale has long positions of nickel and copper raw materials which have a price definition based on a commodity index, which implies, in practice, that this contract is treated as an embedded derivative.
Embedded Derivative for purchased Ore

							Realized
Value at				Average strike	Unrealized Gain/Loss		Gain/Loss	VAR (R$	Unrealized Gain/Loss
inception	Notional (MT)		B/S	(USD/MT)	(R$)		(R$)	million)	by year (R$)
	31/12/2008	30/09/2008			31/12/2008	30/09/2008	31/12/2008	31/12/2008	2009

Forwards
Níquel	6.213	6.291	B	10.886
					9	8	(68)	4	9

Forwards
Cobre	6.213	6.291	B	3.613
Total
Embedded Derivative for nickel concentrate costumer sales

							Realized
Value at				Average strike	Unrealized Gain/Loss		Gain/Loss	VAR (R$	Unrealized Gain/Loss
inception	Notional (MT)		B/S	(USD/MT)	(R$)		(R$)	million)	by year (R$)
	31/12/2008	30/09/2008			31/12/2008	30/09/2008	31/12/2008	31/12/2008		2009

Forward	3.966	4.985	B	15.330	42	52	89	3	42	—
Aluminum — In order to reduce cash flow volatility after Inco’s acquisition when Vale increased its leverage, we entered in aluminum hedging operations, which matured in December 2008.
In the fourth quarter of 2008, the settlement of our remaining aluminum derivatives transactions generated a financial result of R$58,8 million that offsets the reduction on the revenues subject to lower sales prices if compared to those in the hedging operations.
The table below shows September positions and financial results for the year.

Aluminium Hedge

							Realized
Value at				Average strike	Unrealized Gain/Loss		Gain/Loss
inception	Notional (MT)		B/S	(USD/MT)	(R$)		(R$)
	31/12/2008	30/09/2008			31/12/2008	30/09/2008	31/12/2008

Forwards	—	12,000	S	—	—	(2)	114
PUT	—	88,500	B	—	—	1	72
CALL	—	88,500	S	—	—	(8)	2
Outros	—	16,500	—	—	—	(30)	(8)

Total					—	(39)	180

Embbeded Energy-Aluminium Derivative

							Realized
Value at				Average strike	Unrealized Gain/Loss		Gain/Loss	VAR	Unrealized Gain/Loss
inception	Notional (MT)		B/S	(USD/MT)	(R$)		(R$)	(R$)	by year (R$)
	31/12/2008	30/09/2008			31/12/2008	30/09/2008	31/12/2008	31/12/2008	2009	2010

CALL	200,228	200,228	C	2,773	3	73	—	1	(41)	(72)
CALL	200,228	200,228	V	1,450	(116)	(441)	—	17

Total					(113)	(368)	—	18

Copper —Vale Inco Ltd., Vale’s wholly-owned subsidiary, makes use of hedging to protect the price mismatch between the date of copper scrap purchase and the date of selling the finished good. The table below illustrates December open positions.
Purchased Copper Scrap Protection Program
Sale of copper future/forward contracts

							Realized
Value at				Average strike	Unrealized Gain/Loss		Gain/Loss	VAR	Unrealized Gain/Loss
inception	Notional (MT)		B/S	(USD/MT)	(R$)		(R$)	(R$)	by year (R$)
	31/12/2008	30/09/2008			31/12/2008	30/09/2008	31/12/2008	31/12/2008	2009

Inco
Futuros	136	170	S	5.031	1	—	1	—	1
In the fourth quarter of 2008, the settlements of our remaining copper derivatives trades executed to reduce the cash flow volatility during Inco’s acquisition generated a financial result of R$62,7 million that offsets the revenues reduction due to lower sales prices compared to those in the hedging operations.
The remaining copper transactions, executed with the goal of reducing cash flow volatility, matured in December 2008 and the financial results for 2008 are shown on the table below.
Copper Strategic Hedging Program

							Realized
Value at				Average strike	Unrealized Gain/Loss		Gain/Loss
inception	Notional (MT)		B/S	(USD/MT)	(R$)		(R$)
	31/12/2008	30/09/2008			31/12/2008	30/09/2008	31/12/2008
Inco
PUT	—	14.595	B	—	—	—	—
CALL	—	12.096	S	—	—	(83)	(354)

Vale
PUT	—	19.500	B	—	—	7	94
CALL	—	19.500	S	—	—	(1)	(18)

					—	6	76

PGMs and other precious metals — Platinum and gold hedging transactions matured in December 2008. The table below illustrates September position and the financial results for the year.
In the fourth quarter of 2008, the settlement of the remaining PGMs and precious metals derivative transactions generated a disbursement of R$20,4 million.

Platinum Hedge

							Realized
Value at				Average strike	Unrealized Gain/Loss		Gain/Loss
inception	Notional (MT)		B/S	(USD/MT)	(R$)		(R$)
	31/12/2008	30/09/2008			31/12/2008	30/09/2008	31/12/2008

PUT	—	8.661	B	—	—	—	—
CALL	—	8.661	S	—	—	(3)	(46)
Gold Hedge

							Realized
Value at					Unrealized Gain/Loss		Gain/Loss
inception	Notional (Oz.)		B/S	Average Strike	(R$)		(R$)
	31/12/2008	30/09/2008			31/12/2008	30/09/2008	31/12/2008

PUT	—	20.685	B	—	—	—	—
CALL	—	19.425	S	—	—	(19)	(74)
Natural gas — Vale uses natural gas swap contracts to minimize the impact of price fluctuation of this input cost in the cash flow.
In the fourth quarter of 2008, the settlement of the remaining natural gas derivative transactions generated a disbursement of R$2,3 million.
Hedge of natural gas
Purchase of natural gas forward contracts

							Realized
Value at				Average strike	Unrealized Gain/Loss		Gain/Loss	VAR	Unrealized Gain/Loss
inception	Notional (GJ)		B/S	(CAD/GJ)	(R$)		(R$)	(R$)	by year (R$)
	31/12/2008	30/09/2008			31/12/2008	30/09/2008	30/09/2008	31/12/2008	2009

Forwards	1.773.000	2.601.000	V	7,68	(4)	(3)	(1)	2	(4)

Market curves

TJLP
Terms	rate (%p.a.)	Terms	rate (% p.a.)
14/01/2009	6,25	16/06/2014	6,23
16/02/2009	6,25	15/07/2014	6,23
16/03/2009	6,25	14/08/2014	6,23
16/04/2009	6,43	15/09/2014	6,23
18/05/2009	6,36	14/10/2014	6,24
15/06/2009	6,28	14/11/2014	6,24
15/07/2009	6,21	15/12/2014	6,24
14/08/2009	6,15	14/01/2015	6,24
14/09/2009	6,10	16/02/2015	6,24
14/10/2009	6,06	16/03/2015	6,25
16/11/2009	6,05	16/04/2015	6,25
15/12/2009	6,04	20/05/2015	6,25
14/01/2010	6,03	15/06/2015	6,25
15/02/2010	6,02	15/07/2015	6,25
16/03/2010	6,00	14/08/2015	6,25
16/04/2010	5,99	14/09/2015	6,25
19/05/2010	5,99	14/10/2015	6,25
14/06/2010	5,98	16/11/2015	6,26
15/07/2010	5,99	15/12/2015	6,26
16/08/2010	6,00	14/01/2016	6,26
14/09/2010	6,00	15/02/2016	6,26
14/10/2010	6,01	15/03/2016	6,26
15/11/2010	6,01	15/04/2016	6,26
14/01/2011	6,03	16/05/2016	6,26
15/02/2011	6,03	14/06/2016	6,26
16/03/2011	6,04	15/07/2016	6,26

18/04/2011	6,05	15/08/2016	6,26

17/05/2011	6,06	14/09/2016	6,25
14/06/2011	6,06	14/10/2016	6,25
15/07/2011	6,07	14/11/2016	6,25
15/08/2011	6,07	15/12/2016	6,25
14/09/2011	6,08	16/01/2017	6,25
14/10/2011	6,09	15/02/2017	6,25
14/11/2011	6,10	16/03/2017	6,25
15/12/2011	6,11	17/04/2017	6,25
16/01/2012	6,12	17/05/2017	6,25
15/02/2012	6,12	14/06/2017	6,25
15/03/2012	6,13	17/07/2017	6,25
16/04/2012	6,13	14/08/2017	6,25
16/05/2012	6,14	15/09/2017	6,25
14/06/2012	6,16	16/10/2017	6,25

16/07/2012	6,17	14/11/2017	6,25

14/08/2012	6,17	15/12/2017	6,25
14/09/2012	6,18	15/01/2018	6,25
15/10/2012	6,19	15/02/2018	6,25
14/11/2012	6,19	16/03/2018	6,25

17/12/2012	6,19	16/04/2018	6,25
14/01/2013	6,20	17/05/2018	6,25
15/02/2013	6,20	14/06/2018	6,25
18/03/2013	6,20	16/07/2018	6,25
16/04/2013	6,20	15/08/2018	6,25
17/05/2013	6,20	14/09/2018	6,25
14/06/2013	6,21	15/10/2018	6,25
15/07/2013	6,21	14/11/2018	6,25
14/08/2013	6,21	17/12/2018	6,25
16/09/2013	6,21	14/01/2019	6,25
14/10/2013	6,21	15/02/2019	6,25
14/11/2013	6,21	18/03/2019	6,25
16/12/2013	6,22	16/04/2019	6,25
14/01/2014	6,22	17/05/2019	6,25
17/02/2014	6,22	14/06/2019	6,25
17/03/2014	6,22	15/07/2019	6,25
16/04/2014	6,23	14/08/2019	6,25
19/05/2014	6,23	16/09/2019	6,25

Cupom cambial
Terms	rate (% p.a.)
01/03/2009	2,07
01/04/2009	2,77
01/07/2009	3,84
01/10/2009	4,68
02/01/2010	5,01
01/04/2010	5,05
01/07/2010	5,10
01/10/2010	5,18
03/01/2011	5,25
01/04/2011	5,60
01/07/2011	5,68
03/10/2011	5,80
02/01/2012	5,90
02/04/2012	6,05
02/07/2012	6,29
01/10/2012	6,53
02/01/2013	6,74
01/04/2013	6,93
01/07/2013	7,15
01/10/2013	7,45
02/01/2014	7,60
01/04/2014	7,85
01/07/2014	8,13
01/10/2014	8,45
02/01/2015	9,00

Aluminum
Terms	Vol (% a.a)
VOLSPOT	34,42
VOL1M	34,10
VOL3M	32,22
VOL6M	29,52
VOL9M	27,37
VOL1Y	25,59
VOL2Y	22,24
VOL3Y	21,06
VOL4Y	20,15
VOL5Y	19,73
VOL7Y	19,75
VOL10Y	19,75

Currencies
EUR/USD	1,4102
USD/CAD	1,2188
USD/BRL	2,3370

Copper
Terms	price (US$/lb)
jan/09	1,38
fev/09	1,39
mar/09	1,40

Interest rate USD curve
Terms	rate (% p.a.)
31/01/2009	1,35%
28/02/2009	1,22%
31/03/2009	1,20%
30/06/2009	1,38%
30/09/2009	1,55%
31/12/2009	1,72%
31/12/2010	2,51%
31/12/2011	2,81%
31/12/2012	2,92%
31/12/2013	3,17%
31/12/2015	3,42%
31/12/2018	3,53%
31/12/2020	3,43%
31/12/2023	2,84%

Aluminum
Terms	price (US$/ton)
SPOT	1.461
JAN09	1.468
FEB09	1.479
MAR09	1.490
APR09	1.502
MAY09	1.517
JUN09	1.529
JUL09	1.541
AUG09	1.555

SEP09	1.567

OCT09	1.581
NOV09	1.592
DEC09	1.602
JAN10	1.612
FEB10	1.622
MAR10	1.632
APR10	1.642
MAY10	1.652
JUN10	1.662
JUL10	1.672
AUG10	1.682
SEP10	1.692
OCT10	1.701
NOV10	1.711

DEC10	1.720

JAN11	1.730
FEB11	1.739
APR11	1.749
MAY11	1.767

JUN11	1.776
JUL11	1.785
AUG11	1.794

EUR
Terms	EUR/USD
EURSPOT	1,41
EUR1M	1,41
EUR3M	1,41
EUR6M	1,40
EUR9M	1,40
EUR1Y	1,40
EUR2Y	1,39
EUR3Y	1,38
EUR4Y	1,38
EUR5Y	1,37
EUR7Y	1,33
EUR10Y	1,28

Nickel
Terms	price (US$/ton)
jan/09	11.630
fev/09	11.658
mar/09	11.685
abr/09	11.716
mai/09	11.757
jun/09	11.791
jul/09	11.819
ago/09	11.846
set/09	11.868
out/09	11.896
nov/09	11.918
dez/09	11.941
jan/10	11.973
fev/10	12.001
mar/10	12.029
abr/10	12.064
mai/10	12.092
jun/10	12.120
jul/10	12.155
ago/10	12.183
set/10	12.211
out/10	12.246
nov/10	12.274
dez/10	12.302
jan/11	12.317
fev/11	12.324

mar/11	12.331

Yield curve in BRL
Terms	rate (% a.a)
02/01/2009	13,61%
02/02/2009	13,41%
01/03/2009	13,58%
01/04/2009	13,02%
01/07/2009	12,68%
01/10/2009	12,33%
02/01/2010	12,21%
01/04/2010	12,12%
01/07/2010	12,12%
01/10/2010	12,16%
03/01/2011	12,19%

01/04/2011	12,23%

01/07/2011	12,27%
03/10/2011	12,32%
02/01/2012	12,29%
02/04/2012	12,35%

02/07/2012	12,45%
01/10/2012	12,52%
02/01/2013	12,55%
01/04/2013	12,55%
01/07/2013	12,55%
02/10/2013	12,55%
02/01/2014	12,56%
02/01/2015	12,65%
04/01/2016	12,71%
02/01/2017	12,73%
02/01/2018	12,73%
03/01/2022	12,73%
The market curves for the derivatives pricing were built using public information from BM&F, Banco Central do Brasil, London Metals Exchange (LME) and private providers such as Thomson Reuters, Bloomberg L.P. and Enerdata.

Sensitivity analysis
Values in R$ million

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Hedge for the real denominated	CDI vs. USD fixed rate	USD /BRL fluctuation	(875.3)	(3,210.0)	1,459.3	(5,544.6)	3,793.9
debt indexed to CDI	swap	USD interest rate inside Brazil variation	(875.3)	(1,059.1)	(657.0)	(1,186.6)	(450.4)
	CDI vs. USD floating rate Swap	USD /BRL fluctuation	(222.2)	(486.3)	42.0	(750.4)	306.1
		USD interest rate inside Brazil variation	(222.2)	(266.2)	(172.0)	(297.8)	(126.9)

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Hedge for the Real denominated	TJ LP vs. USD fixed rate	USD /BRL fluctuation	(143.2)	(288.1)	1.7	(433.0)	146.6
debt index ed to TJ LP	swap	USD interest rate inside Brazil variation	(143.2)	(185.1)	(97.5)	(216.0)	(57.9)
		Brazilian interest rate variation	(143.2)	(211.3)	74.5	(354.2)	217.4
	TJ LP vs. USD floating	USD /BRL fluctuation	(68.4)	(194.2)	57.4	(320.0)	183.2
	rate swap	USD interest rate inside Brazil variation	(68.4)	(130.0)	(2.3)	(176.2)	53.8
		Brazilian interest rate variation	(68.4)	(142.7)	3.7	(203.1)	59.6

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Hedge for euro denominated	EUR floating rate vs.	EUR /USD fluctuation	4.8	(1.2)	10.9	(7.3)	16.9
floating rate	USD floating rate swap	Euribor variation	4.8	4.4	5.1	4.0	5.4
		USD Libor variation	4.8	4.6	5.1	4.5	5.3

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Hedge for the USD floating rate debt	USD floating rate vs.	USD Libor variation	(31.8)	(35.5)	(27.6)	(39.7)	(23.6)
	USD fixed rate swap

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Nickel fixed price program	Purchase of nickel	Nickel price fluctuation	(117.1)	(186.9)	(46.8)	(256.9)	23.3
	future/forward contracts

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Nickel purchase protection program	Sale of nickel	Nickel price fluctuation	(15.7)	(44.4)	22.9	(78.0)	56.5
	future/forward contracts

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Hedge of Natural Gas	Purchase of natural gas	Natural gas price fluctuation	(4.4)	(9.8)	1.1	(15.2)	6.5
	forward contracts

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Copper scrap purchase protection program	Sale of copper	Copper price fluctuation	0.6	0.4	0.9	0.1	1.1
	future/forward contracts

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Embedded derivatives —		Nickel price fluctuation	42.3	32.9	51.7	23.4	61.1
Intermediate products purchase

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Embedded derivatives — Raw		Nickel and copper price fluctuation	9.1	(11.3)	20.2	(27.1)	35.6
material purchase

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Embedded derivatives — Energy purchase		Aluminum price fluctuation	(113.0)	(250.8)	(40.9)	(386.5)	(17.7)
Credit risk on financial trades and financial institutions ratings
On December 31st ,2008, the main counterparties on our outstanding derivatives transactions presented in the tables above are: Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú S.A., Banco Santander S.A., Banco Votorantim S.A., Citigroup Inc., Goldman Sachs Group Inc., HSBC Bank Brasil S.A., JP Morgan Chase & Co., Unibanco S.A.. The operations executed with this group of institutions represent 95% of the derivatives exposure as of December 31st 2008.
Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s e S&P agencies for the most important financial institutions that we had outstanding trades as of December 31st.

Holding name	Counterparty name	Moody’s	S&P
Banco do Brasil S.A.	Banco do Brasil S.A.	A1	BBB-
Banco Bradesco S.A.	Banco Bradesco S.A.	Ba2	BBB
Citigroup Inc.	Citigroup Inc.	A2	A
Banco Votorantim S.A.	Banco Votorantim S.A.	Baa1	BB+
HSBC Holdings plc	HSBC Holdings plc	Aa2	AA-
JPM organ Chase & Co.	JPMorgan Chase & Co.	Aa3	A+
Banco Santander S.A. (Spain)	Banco Santander S.A. (Spain)	Aa1	AA
HSBC Holdings plc	HSBC Bank Brasil SA	A1	BBB-
Banco Itau S.A.	Banco Itau S.A.	Ba2	BBB
JPM organ Chase & C o.	JPMorgan Chase Bank NA	Aa1	AA-
Goldman Sachs Group, Inc. (The)	JAron & Co.	A1 **	A**
Unibanco S.A.	Unibanco S.A .	Ba2	BBB-

**	- “Parent Company” Rating
Summary the movement of our derivatives according to the period present as follows:

	Consolidated
	(Unaudited)
	4Q/08
	Currencies\		Products by
	Interest rates		aluminum
	(libor)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 09/30/08	320	(19)	(87)	(75)	73	(4)	208
Payments (receipt) financial	(119)	20	(58)	(63)	77	1	(142)
Financial expenses, net	(1,521)	2	156	153	(88)	2	(1,296)
Monetary variations, net	(20)	(3)	(11)	(14)	17	1	(30)

Gains / (losses) unrealized on 12/31/08	(1,340)	—	—	1	79	—	(1,260)

	3Q/08
	Currencies\		Products by
	Interest rates		aluminum
	(libor)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 06/30/08	1,912	(34)	(301)	(262)	57	(34)	1,338
Payments (receipt) financial	(289)	17	93	112	37	11	(19)
Financial expenses, net	(1,578)	2	138	108	(33)	24	(1,339)
Monetary variations, net	275	(4)	(17)	(35)	12	(5)	226

Gains / (losses) unrealized on 09/30/08	320	(19)	(87)	(77)	73	(4)	206

	4Q/07
	Currencies\		Products by
	Interest rates		aluminum
	(libor)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 09/30/07	1,192	(74)	(320)	(653)	6	(47)	104
Payments (receipt) financial	(356)	18	29	112	46	9	(142)
Financial expenses, net	308	(12)	107	187	23	(7)	606
Monetary variations, net	(36)	3	11	22	(1)	2	1

Gains / (losses) unrealized on 12/31/07	1,108	(65)	(173)	(332)	74	(43)	569

	Accumulated
	2008
	Currencies\		Products by
	Interest rates		aluminum
	(libor)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/07	1,108	(65)	(173)	(332)	74	(43)	569
Payments (receipt) financial	(682)	74	181	277	91	45	(14)
Financial expenses, net	(1,980)	(8)	(10)	66	(110)	(3)	(2,045)
Monetary variations, net	214	(1)	2	(10)	24	1	230

Gains / (losses) unrealized on 12/31/08	(1,340)	—	—	1	79	—	(1,260)

	2007
	Currencies\		Products by
	Interest rates		aluminum
	(libor)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/06	(20)	(115)	(679)	(638)	34	(42)	(1,460)
Payments (receipt) financial	(530)	65	222	458	(77)	23	161
Financial expenses, net	1,741	(30)	191	(269)	115	(33)	1,715
Monetary variations, net	(83)	15	93	117	2	9	153

Gains / (losses) unrealized on 12/31/07	1,108	(65)	(173)	(332)	74	(43)	569

	Parent Company
	2008
	Currencies\ Interest
	rates (libor)	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/07	1,064	(45)	(2)	1,017
Payments (receipt) financial	(641)	52	(32)	(621)
Financial expenses, net	(1,734)	(6)	30	(1,710)
Monetary variations, net	232	(1)	4	235

Gains / (losses) unrealized on 12/31/08	(1,079)	—	—	(1,079)

	2007
	Currencies\ Interest
	rates (libor)	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/08	5	(69)	46	(18)
Payments (receipt) financial	(493)	41	(2)	(454)
Financial expenses, net	1,625	(28)	(46)	1,551
Monetary variations, net	(73)	11	—	(62)

Gains / (losses) unrealized on 12/31/07	1,064	(45)	(2)	1,017

Currencies\ Interest rates (LIBOR)	December 2019
Copper	January 2009
Nickel	March 2011
6.28- Selling, Administrative, Other Operating Expenses and Non Operating Income

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	4Q/08	3Q/08	4Q/07	2008	2007	2008	2007
Administrative
Personnel	207	192	197	747	721	431	359
Services (consulting, infrastructure and others)	229	120	132	528	448	262	174
Advertising and publicity	94	59	144	253	275	244	266
Depreciation	70	71	76	294	288	225	218
Travel expenses	16	28	12	72	44	33	26
Rents and taxes	37	29	21	89	132	32	26
Community aborigine	5	3	7	20	19	18	19
Others	118	43	31	303	183	140	61
Sales (*)	940	126	179	1,312	440	27	10

Total	1,716	671	799	3,618	2,550	1,412	1,159

(*)	Represents the effects of fluctuations in commodity prices of copper on its receivables, expenses with offices abroad and provision for claims settlement.

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	4Q/08	3Q/08	4Q/07	2008	2007	2008	2007
Other operating expenses (income), net
Provisions for contingencies	162	26	89	(53)	249	(78)	105
Provision for loss on ICMS credits	63	82	42	386	127	213	57
Provision for profit sharing	16	78	158	221	537	113	347
Fundação Vale do Rio Doce — FVRD	26	24	11	81	61	81	54
Recoverable taxes — PIS and COFINS	(70)	(59)	—	(244)	—	(244)	—
Provision for material / inventories	142	249	35	407	101	126	4
Adjust the value of realization of stock	334	—	—	334	—	—	—
Low assets intangibles	145	—	—	145	—	—	—
MRS fees adjustment	286	—	—	286	—	202	—
Others	522	317	273	1,286	343	419	(74)

Total	1,626	717	608	2,849	1,418	832	493

	Consolidated					Parent Company
	(Unaudited)			Accumulated		Accumulated
	4Q/08	3Q/08	4Q/07	2008	2007	2008	2007

Non operating results

Usiminas	—	—	—	—	846	—	846
Log-In	—	—	—	—	454	—	454
Jubilee Mines N.L.	—	—	—	139	—	—	—
Lion Ore	—	—	—	—	153	—	—
Others	—	—	—	—	5	—	—

Total	—	—	—	139	1,458	—	1,300

6.29- Concessions, Subconcessions and Leases
(a) Railway Companies
The Company and some companies of the Group entered with the Brazilian government, through the Ministry of Transportation, agreements for concession for the exploitation and development of public rail cargo transport services and for lease of the assets used to provide these services.
The concessions periods are, for railway:

Railways	End of concession period
Vitória-Minas and Carajás (direct) (*)	June 2027
Carajás (direct) (*)	June 2027
Malha Centro-Leste (indirect via FCA)	December 2037
Malha Sudoeste (indirect via MRS)	August 2026
Ferrovia Norte Sul S.A. (FNS)	December 2026

(*)	Concessions with no disbursement.
The concessions will expire upon one of the following events: termination of the contractual term, cancellation, forfeiture, rescission, annulment and bankruptcy or extinction of the concessionaire.
Concessions, subconcessions and leasing from subsidiaries companies are treated as operating leasing and present the following characteristics:

	FNS			FCA		MRS
1) Total installments		3			112		118
2) Frequency of payment		(*	)	Quarterly		Quarterly
3) Update index	IGP-DI FGV			IGP-DI FGV		IGP-DI FGV
4) Total installment paid		1			43		46
5) Installment current value
Concession	R$	—		R$	2	R$	3
Leasing	R$	—		R$	29	R$	49
Subconcession	R$	933		R$	—	R$	—

(*)	According to the delivery of each part of the railway.
(b) Ports
The Company owns specialized port terminals as follow:

		End of concession
Terminal (*)	Localization	period
Tubarão, Praia Mole and Liquid Bulk Terminal	Vitória - ES	2020
Praia Mole Terminal	Vitória - ES	2020
Sundry Products Terminal	Vitória - ES	2020
Liquid Bulk Terminal	Vitória - ES	2020
Vila Velha Terminal	Vila Velha - ES	2023
Ponta da Madeira Maritime Terminal — Pier I and III	São Luís - MA	2018
Ponta da Madeira Maritime Terminal — Pier II	São Luís - MA	2010
Inácio Barbosa Maritime Terminal	Aracaju - SE	2012

(*)	Concessions with no disbursement.

(c) Hydroelectric Projects
The Company develops projects of electricity generation with the aim of self-supply. The projects in which the Company has investments are:

	Concession	% Participation on
Project	beginning date	energy generation
Amador Aguiar I e II (formely denominated Capim Branco I and II)	2001	48.42
Balambano, Larona and Karebbe (*)	1978, 2000 e 2000	60.80
Engenheiro José Mendes Júnior e Eliezer Batista (formely denominated Funil and Aimorés)	2000	51.00
Estreito	2002	30.00
Igarapava	1998	38.15
Machadinho	2000	8.29
Porto Estrela	1997	33.33

(*)	Participation indirect holds though Vale Inco.
During 2008 the Company leased 4 pelletizing plants as part of the Nibrasco, Kobrasco and Itabrasco joint ventures with two of them for a period of 30 years, one for 10 years and one for 5 years. The main risks and benefits of the leases remain with the joint ventures. The leases were classified as operating leases with a minimum annual cost of around R$ 190.
6.30- Insurance
Operational Risks
The Company has an extensive risk management program that provides coverage and protection for all its assets as well as against possible losses from production interruptions, through All Risks policy. This program includes on-site inspection and training carried out by the various risk committees constituted by the Company, its subsidiaries and associated companies. Vale tries to harmonize risks in all areas and provide single and uniform treatment, and also seeking coverage in the domestic and international markets at levels compatible with an enterprise its size.
Insurance
In order to mitigate the risks, Vale contracts many types of insurances polices, as operational risks and comprehensive general liability, risks besides life insurance for its employees. The cover insurance of these policies are contracted in accordance with the company Risk Management Policy and are similar to the ones contracted by other mining companies. As one of the management risk instruments Vale has used since 2002 a captive reinsurer that allowed us to contract insurances on a competitive basis as well as direct access to the main international markets of insurance and reinsurance. The management of insurance policies is realized in Vale with the support of the insurances committees in the operational areas of the Company that are composed by many professionals of these units.
6.31- Profit Sharing Plan
The Company’s profit sharing plan for the employees consists of a portion that is subject to the financial results measured through indicators such as operating cash flow and for the achievement of the performance target of the units and individuals.

6.32- Information by segment
The information presented to the high management with the respective performance of each segment are derived from the books, with some realocations along the segments. We analyse the segment information as follows:
Consolidated Statement of Income by segment

Years ended December 31	In million of reais

	2008
	Ferrous	Non-ferrous		Participation		Corporate
	minerals	minerals	Logistics	Steel	Others	Center	Total
Operating revenues

Sales of ore and metals	43,569	16,323	—	—	—	—	59,892
Transport services	—	—	3,666	—	—	—	3,666
Sales of aluminum-related products	—	5,843	—	—	—	—	5,843
Sales of steel products	—	—	—	1,348	—	—	1,348
Other products and services	345	311	—	—	1,361	—	2,017

	43,914	22,477	3,666	1,348	1,361	—	72,766

Vale Added taxes	(1,272)	(270)	(613)	—	(70)	—	(2,225)

Net operational revenues	42,642	22,207	3,053	1,348	1,291	—	70,541

Ores and metals	(13,255)	(10,549)	—	—	—	—	(23,804)
Transport services	—	—	(2,215)	—	—	—	(2,215)
Aluminum-related products	—	(3,873)	—	—	—	—	(3,873)
Steel products	—	—	—	(1,177)	—	—	(1,177)
Other products and services	(448)	—	—	—	(639)	—	(1,087)

Cost of products and services	(13,703)	(14,422)	(2,215)	(1,177)	(639)	—	(32,156)

Gross profit	28,939	7,785	838	171	652	—	38,385

Gross margin	67.9%	35.1%	27.4%	12.7%	50.5%	—	54.4%

Operational expenses

Selling and admnistrative	(1,784)	(1,471)	(111)	(29)	(223)	—	(3,618)
Research and development	(677)	(704)	(180)	—	(510)	—	(2,071)
Other operating expenses	(2,457)	(127)	(64)	(153)	(48)	—	(2,849)

	(4,918)	(2,302)	(355)	(182)	(781)	—	(8,538)

Profit before financial results, results of equity investments and imparment	24,021	5,483	483	(11)	(129)	—	29,847

Impairment	—	(2,447)	—	—	—	—	(2,447)

Operating profit before financial results, results of equity investments and impairment	24,021	3,036	483	(11)	(129)	—	27,400

Results of equity investments	(557)	(1,117)	37	33	265	14	(1,325)

Financial result	—	—	—	—	—	(3,838)	(3,838)

Operating profit (loss)	23,464	1,919	520	22	136	(3,824)	22,237

Profit on sale of investment	—	139	—	—	—	—	139

Income (loss) before income tax and social contribution	23,464	2,058	520	22	136	(3,824)	22,376

Income tax and social contribution	622	(1,092)	(147)	10	(58)	—	(665)

Income (loss) before minority interests	24,086	966	373	32	78	(3,824)	21,711
Minority interest	(31)	(430)	—	—	29	—	(432)

Income (loss) for the year	24,055	536	373	32	107	(3,824)	21,279

(*)	Nickel and other products by-products (copper, precious metals, cobalt e others) of Vale Inco.

Consolidated Statement of Income by segment

Years ended December 31	In million of reais

	2007
	Ferrous	Non-ferrous		Participation		Corporate
	minerals	minerals	Logistics	Steel	Others	Center	Total
Operating revenues

Sales of ore and metals	29,915	25,417	—	—	—	—	55,332
Transport services	—	—	3,497	—	—	—	3,497
Sales of aluminum-related products	—	5,529	—	—	—	—	5,529
Sales of steel products	—	—	—	1,248	—	—	1,248
Other products and services	118	200	—	—	461	—	779

	30,033	31,146	3,497	1,248	461	—	66,385

Vale Added taxes	(837)	(234)	(550)	—	—	—	(1,621)

Net operational revenues	29,196	30,912	2,947	1,248	461	—	64,764

Ores and metals	(10,896)	(11,918)	—	—	—	—	(22,814)
Transport services	—	—	(2,146)	—	—	—	(2,146)
Aluminum-related products	—	(3,246)	—	—	—	—	(3,246)
Steel products	—	—	—	(1,199)	—	—	(1,199)
Other products and services	(189)	(3)	—	—	(487)	—	(679)

Cost of products and services	(11,085)	(15,167)	(2,146)	(1,199)	(487)	—	(30,084)

Gross profit	18,111	15,745	801	49	(26)	—	34,680

Gross margin	62.0%	50.9%	27.2%	3.9%	-5.6%	—	53.5%

Operational expenses

Selling and admnistrative	(1,604)	(717)	(106)	(28)	(95)	—	(2,550)
Research and development	(332)	(635)	(71)	—	(359)	—	(1,397)
Other operating expenses	(1,154)	(227)	(36)	(1)	—	—	(1,418)

	(3,090)	(1,579)	(213)	(29)	(454)	—	(5,365)

Profit before financial results, results of equity investments and imparment	15,021	14,166	588	20	(480)	—	29,315

Results of equity investments	(549)	(1,926)	15	26	29	—	(2,405)

Financial result	—	—	—	—	—	277	277

Operating profit (loss)	14,472	12,240	603	46	(451)	277	27,187

Profit on sale of investment	—	153	459	—	846	—	1,458

Income (loss) before income tax and social contribution	14,472	12,393	1,062	46	395	277	28,645

Income tax and social contribution	(3,569)	(3,390)	(144)	1	17	—	(7,085)

Income (loss) before minority interests	10,903	9,003	918	47	412	277	21,560
Minority interest	(76)	(1,477)	(2)	—	1	—	(1,554)

Income (loss) for the year	10,827	7,526	916	47	413	277	20,006

(*)	Nickel and other products by-products (copper, precious metals, cobalt e others) of Vale Inco.
The financial statements by business area are structured in accordance with the following segments: Ferrous products, Non-ferrous, Logistics, Aluminum , Steel, Corporate and other participation.
•
Ferrous products — comprises iron ore mining and pellet production, as well as our Brazilian Northern and Southern transportation systems, including railways, ports and terminals as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

•
Non-ferrous — comprises the production of non-ferrous minerals, including nickel (co-products and by-products), potash, coal, kaolin, copper and aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railways for third-party cargos.
•	Participation — it is divided into the following segments:
•	Steel — comprises the investments in steel companies.
•	Others — comprises the investments in joint ventures and affiliates engaged in other businesses.

6.33- Social Report (unaudited)
The social report presents the social indicators, environmental, the functional quantitative and relevant information about the exercise of business citizenship and was prepared in accordance with the resolution of Conselho Federal de Contabilidade – CFC no. 1003. The information presented was obtained from the auxiliary records and some management information of the Company direct and indirect subsidiaries and jointly controlled companies.

	Consolidated (Unaudited)						Controladora (Unaudited)
	2008			2007			2008			2007
Basis of calculation
Gross revenue			72,766			66,385			34,445			23,029
Operating income before financial results and equity results			27,400			29,316			13,920			6,451
Gross payroll			4,422			3,995			1,768			1,098

		% sobre			% sobre			% sobre			% sobre
		Folha de	Lucro		Folha de	Lucro		Folha de	Lucro		Folha de	Lucro
	Valor	pagamento	operacional	Valor	pagamento	operacional	Valor	pagamento	operacional	Valor	pagamento	operacional
Labor indicators
Nutrition	307	7%	1%	185	5%	1%	253	14%	2%	128	12%	2%
Compulsory payroll charges	892	20%	3%	710	18%	4%	608	34%	4%	424	39%	7%
Transportation	152	3%	1%	116	3%	1%	123	7%	1%	81	7%	1%
Pension Plan	431	10%	2%	400	10%	2%	134	8%	1%	111	10%	2%
Health	297	7%	1%	243	6%	1%	167	9%	1%	86	8%	1%
Education	174	4%	1%	68	2%	0%	132	7%	1%	81	7%	1%
Employee profit sharing plan	548	12%	2%	606	15%	3%	471	27%	3%	508	46%	8%
Others	124	3%	0%	147	4%	1%	95	5%	1%	70	6%	1%

Total — Labor indicators	2,925	66%	11%	2,475	62%	8%	1,983	112%	14%	1,489	136%	23%

		% sobre			% sobre			% sobre			% sobre
		Lucro	Faturamento		Lucro	Faturamento		Lucro	Faturamento		Lucro	Faturamento
	Valor	operacional	bruto	Valor	operacional	bruto	Valor	operacional	bruto	Valor	operacional	bruto
Social Indicators
Taxes (excluding payroll charges)	5,274	19%	7%	6,127	32%	9%	3,761	27%	11%	4,265	66%	19%
Citizenship investments	409	1%	1%	465	2%	1%	356	3%	1%	275	4%	1%
Social actions and projects	390	1%	1%	446	2%	1%	337	2%	1%	257	4%	1%
Native community	19	0%	—	19	0%	0%	19	0%	—	18	0%	0%
Environmental investments	808	3%	1%	761	4%	1%	678	5%	2%	366	6%	2%

Total -Social Indicators	6,491	24%	9%	7,353	25%	11%	4,795	34%	14%	4,906	76%	21%

Workforce Indicators
Number of employees at the end of the period			62,490			60,405			39,525			33,392
Number of admittances during the period			7,673			6,954			6,133			3,969

Social and environmental projects developed by the company are defined by:	(X)	directors	(X)	directors and managers	( )	all of employees

Occupational health and safety standards were defined by:	(X)	directors and managers	( )	all of employees	( )	all + CIPA

Concerning Unions and the right to negotiate collectively and have internal representation of the employees, the company:	(X)	is not involved in	( )	follows the standards of ILO	( )	encourezes and follows the ILO

The pension plan system covers:	(X)	directors	(X)	directors and managers	(X)	all of employees

Profits sharing covers:	(X)	directors	(X)	directors and managers	(X)	all of employees

On selecting suppliers, the same ethical standards of social and environmental responsibility adopted by the company:	( )	are not considered	( )	are recomended	(X)	are required

Concerning the participation of employees in voluntary work programs, the company:	( )	is not involved in	(X)	support	(X)	organizes and encoureges
Social responsabitlity criteria to select suppliers
Besides technical and economic aspects, the Company considers legal, environment, and health and security aspects in the selection of its suppliers. From the legal point of view, it is required a regular situation on tax aspects and labour and social social security aspects. The environment aspect is verified through documents which confirm the regular situation for the suppliers with the governmental agencies, besides evidence of preservation and environment policies. The engagement with health and security is evaluated through a questionaire form which considers action of preventive policies. Also it takes into consideration the performance of the suppliers with the local community. The Company contracts suppliers considering the criteria above, and also implemented “Programa de Desenvolvimento de Fornecedores (PDF). Promoting suppliers’s development, the PDF extends the benefits to the local community and the bussiness of the region, supporting the socioeconomic development.

6.34- Subsequent events
On January 30, 2009, Vale entered into a purchase and sale agreement with Rio Tinto Plc to acquire iron ore (in Brazil) and potash (in Argentina and Canada) assets. The price to be paid for the iron assets amounts to US$ 750 and the acquisition is subjected to the approval of Brazilian Government, while the potash deposits will be acquired for US$ 850, totaling US$ 1,600.
7- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

	In millions of reais
			Accounting information - (Unaudited)
	Participation (%)		Assets			Liabilities and stockholders’ equity			Statement of income
				Non-current			Non-current
					Investments,
					property plant
					and equipment			Adjusted		Cost of	Operating		Income tax
					and deferred		Long-term and	stockholders’		products and	income	Non-recurrent	and Social	Adjusted net
Period ended december 31, 2008	Total	Voting	Current	Long-term	charges	Current	minority interest	equity	Net revenues	services	(expenses)	items	contribution	income (loss)
Subsidiaries
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	574	1,395	1,085	506	603	1,945	2,196	(1,637)	(339)	—	(72)	148
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	1,126	257	5,381	417	2,000	4,347	3,112	(2,296)	(538)	—	(37)	241
Brasilux S.A.	100.00	100.00	6	39	—	6	—	39	—	—	20	—	(3)	17
Cadam S.A	61.48	100.00	161	67	205	33	147	253	216	(203)	(64)	—	(3)	(54)
Companhia Paulista de Ferro Ligas	100.00	100.00	156	101	1	148	117	(6)	—	—	(12)	—	(4)	(16)
Companhia Portuária Baia de Sepetiba — CPBS	100.00	100.00	138	7	193	12	1	325	314	(116)	14	—	(72)	140
CVRD Overseas Ltd.	100.00	100.00	2,390	350	1,560	2,232	47	2,021	5,835	(4,377)	434	—	—	1,892
Docepar S.A.	100.00	100.00	5	304	—	34	276	(1)	—	—	(9)	—	—	(9)
Ferrovia Centro — Atlântica S.A.	100.00	100.00	289	118	1,678	179	1,977	(71)	750	(682)	(9)	—	(2)	57
Ferrovia Norte-Sul S.A.	100.00	100.00	20	2	1,737	939	—	820	60	(28)	(2)	—	(3)	26
Florestas Rio Doce S.A.	99.90	100.00	10	17	4	6	5	20	—	—	(3)	—	—	(3)
Mineração Tacumã Ltda.	100.00	100.00	—	—	1,718	18	1,788	(88)	—	—	56	—	—	56
Minerações Brasileiras Reunidas S.A. — MBR (a)	92.99	92.99	157	82	6,683	908	1,419	4,595	—	(210)	585	—	67	442
Para Pigmentos S.A	86.17	85.57	122	23	231	256	135	(15)	170	(172)	(100)	—	—	(102)
Rio Doce Manganése Norway AS	100.00	100.00	245	—	59	84	15	205	495	(303)	(62)	—	(28)	102
Salobo Metais S.A.	100.00	100.00	273	—	1,310	28	1,139	416	—	—	—	—	—	—
Urucum Mineração S.A.	100.00	100.00	319	15	56	232	120	38	335	(94)	10	—	(88)	163
Vale Austrália Pty Ltd.	100.00	100.00	657	214	2,102	326	1,706	941	1,102	(527)	(425)	—	24	174
Vale Inco	100.00	100.00	8,165	219	56,714	3,448	44,799	16,851	14,177	(9,112)	(176)	139	(916)	4,112
Vale International S.A.	100.00	100.00	31,463	65,040	58,157	12,668	61,536	80,456	32,247	(24,586)	16,458	—	(72)	24,047
Vale Manganês S.A.	100.00	100.00	1,393	119	321	1,054	179	600	1,425	(506)	14	—	(276)	657
Vale Manganèse France	100.00	100.00	609	—	75	376	6	302	789	(646)	57	—	(51)	149
Vale Overseas Ltd.	100.00	100.00	280	13,486	—	280	13,486	—	—	—	—	—	—	—
Valesul Alumínio S.A. (a)	100.00	100.00	225	86	523	138	40	656	451	(385)	(24)	—	(21)	21

Subsidiaries
Baovale Mineração S.A.	50.00	100.00	49	—	58	6	—	101	33	(6)	—	—	(4)	23
California Steel Industries, Inc.	50.00	50.00	900	—	610	200	562	748	2,696	(2,354)	(143)	—	20	219
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	220	22	245	113	119	255	304	(231)	162	—	(79)	156
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	51.00	252	49	133	55	46	333	943	(646)	14	—	(109)	202
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	203	64	189	96	92	268	632	(485)	18	—	(58)	107
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	385	65	408	293	62	503	369	(343)	418	—	(152)	292
Minas da Serra Geral S.A. — MSG	50.00	50.00	35	25	61	4	19	98	18	(9)	(3)	—	(2)	4
Mineração Rio do Norte S.A.	40.00	40.00	342	615	897	823	439	592	1,047	(586)	(132)	—	(109)	220
MRS Logística S.A. (a)	41.50	37.86	1,297	537	2,844	1,133	1,713	1,833	2,919	(1,308)	(640)	—	(339)	632
Samarco Mineração S.A.	50.00	50.00	1,924	430	3,611	3,172	2,194	599	4,246	(1,600)	(1,315)	—	(226)	1,105
Observances:
(a)   Includes direct and indirect participation.
Additional information of the main operational investee companies are available on the Vale website www.vale.com, investor relations.

8. Report of the Independent Accountants

Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22º, 25º e 26º andares
20030-905 — Rio de Janeiro - RJ
Brasil

Tel: +55 (21) 3981-0500
Fax:+55 (21) 3981-0600 www.deloitte.com.br
(Convenience Translation into English from the Original Previously Issued in Portuguese)
INDEPENDENT AUDITORS’ REPORT
To the Shareholders, Directors and Officers of
Companhia Vale do Rio Doce
Rio de Janeiro — RJ
1.
We have audited the accompanying individual and consolidated balance sheets of Companhia Vale do Rio Doce (the “Company”) and subsidiaries as of December 31, 2008, and the related statements of income, changes in shareholders’ equity, cash flows, and value added for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements. The financial statements for the year ended December 31, 2008 of certain subsidiaries whose investments were accounted for under the equity method were audited by other independent auditors and our report thereon, insofar as it relates to these investments of the Company as of December 31, 2008 in the amount of R$14,405 million and the losses derived therefrom in 2008 in the amount of R$ 1,648 million, and total consolidated assets of R$62,619 million as of December 31, 2008 and consolidated net revenues for the year ended December 31, 2008 in the amount of R$14,177 million, is based solely on the report of these other auditors.

2.
Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its investees; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.
In our opinion, based on our audits and the report of other independent auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2008, and the results of their operations, the changes in their shareholders’ equity, their cash flows and the values added in operations for the year then ended, in conformity with Brazilian accounting practices.

4.
We had previously audited the individual and consolidated financial statements for the year ended December 31, 2007, comprising the balance sheets, statements of income, changes in shareholders’ equity, and changes in financial position for the year then ended, and supplemental information comprising the statements of cash flows and value added, on which we issued a report, dated February 28, 2008, sharing responsibility for the audit conducted by other independent auditors of the financial statements for the year ended December 31, 2007 of certain subsidiaries whose investments were accounted for under the equity method, and our report thereon, insofar as it relates to these investments of the Company as of December 31, 2007 in the amount of R$12,849 million and the profits derived therefrom in 2007 in the amount of R$3,512 million, and total consolidated assets of R$50,621 million as of December 31, 2007 and consolidated net revenues for the year ended December 31, 2007 in the amount of R$23,244 million, is based solely on the report of these other auditors. As mentioned in note 6.2, certain changes have been introduced to Brazilian accounting practices, effective January 1, 2008. The financial statements for the year ended December 31, 2007, presented together with the 2008 financial statements, have been prepared in accordance with Brazilian accounting practices in effect until December 31, 2007, and as permitted by Technical Pronouncement CPC 13 — First-time Adoption of Law 11638/07 and Provisional Act 449/08, are not being restated with adjustments for purposes of comparability between years being restated with adjustments for purposes of comparability between years.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.
Rio de Janeiro, February 19, 2009

/s/ Deloitte Touche Tohmatsu DELOITTE TOUCHE TOHMATSU	/s/ Marcelo Cavalcanti Almeida Marcelo Cavalcanti Almeida
Auditores Independentes	Engagement Partner

9- Opinion of the Fiscal Council on the Annual Report and Financial Statements at December 31, 2008
The Fiscal Council of Companhia Vale do Rio Doce (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Changes in Financial Position, Statement of Changes in Stockholders’ Equity and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2008, and based on the opinion of the independent auditors, is of the opinion that the mentioned information, examined in accordance of applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting.
Rio de Janeiro, February 19, 2009

Marcelo Amaral Moraes	Antônio José de Figueiredo Ferreira
Chairman

Anibal Moreira dos Santos	Bernard Appy

10- Opinion of the Board of Directors on the Annual Report and Financial Statements at december 31, 2008
The Board of Directors of Companhia Vale do Rio Doce, after examining the Annual Report, Balance Sheet and other Financial Statements of the Company related to the fiscal year ended December 31, 2008, unanimously approved mentioned proposal.
In view of this, the Board is of the opinion that the above mentioned documents should be approved at the Annual Stockholders’ General Meeting.
Rio de Janeiro, February 19, 2009

Sérgio Ricardo Silva Rosa	Mário da Silveira Teixeira Júnior
Chairman	Vice President

José Ricardo Sasseron Member	Oscar Augusto de Camargo Filho Member

Sandro Kohler Marcondes Member	Luciano Galvão Coutinho Member

João Batista Cavaglieri	Francisco Augusto da Costa e Silva
Member	Member

Hiroshi Tada	Jorge Luiz Pacheco
Member	Member

Renato da Cruz Gomes
Member

B- Additional Information
11- Cash generation (unaudited)
Consolidated operating cash generation measured by EBITDA (earnings before financial results, equity in subsidiaries, interest, taxes, depreciation, amortization and depletion, increased by dividends received) was R$ 35,023 as of December 31,2008 against R$ 33,619 as of December 31, 2007, a increase of 4.2%.
EBITDA is not a BR GAAP measure and does not represent the expected cash flow for the reporting periods and, therefore, should not be considered as an alternative measure to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a liquidity source.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
EBITDA

	(Unaudited)			Accumulated
	4Q/08	3Q/08	4Q/07	2008	2007
Operating profit — EBIT	5,212	10,110	5,056	27,400	29,315
Depreciation / amortization of goodwill	1,322	1,227	1,300	5,112	4,170
Impairment	—	—	—	2,447	—

	6,534	11,337	6,356	34,959	33,485
Dividends received	25	15	75	63	134

EBITDA (LAJIDA)	6,559	11,352	6,431	35,022	33,619

Depreciation / amortization of goodwill	(1,322)	(1,227)	(1,300)	(5,112)	(4,170)
Dividends received	(25)	(15)	(75)	(63)	(134)
Impairment	—	—	—	(2,447)	—
Equity Results	261	1,037	(574)	(1,325)	(2,405)
Profit on sale of investment	—	—	—	139	1,458
Financial results, net	2,547	1,312	395	(3,838)	277
Income tax and social contribution	2,465	111	(183)	(665)	(7,085)
Minority interests	(36)	(138)	(284)	(432)	(1,554)

Net income	10,449	12,432	4,410	21,279	20,006

Consolidated EBITDA by segment

	EBITDA
	(Unaudited)			Accumulated
	4Q/08	3Q/08	4Q/07	2008	2007
Segments
Ferrous minerals	5,712	8,781	3,741	25,067	16,087
Non-ferrous minerals	340	2,105	2,464	8,485	16,342
Logistics	529	397	309	1,491	1,508
Steel	(157)	71	(12)	18	91
Others	135	(2)	(71)	(38)	(409)

	6,559	11,352	6,431	35,023	33,619

12- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman

Mário da Silveira Teixeira Júnior	Aníbal Moreira dos Santos
Vice-President	Antônio José de Figueiredo Ferreira
Bernard Appy
Francisco Augusto da Costa e Silva
João Batista Cavagliberi	Alternate
Jorge Luiz Pacheco	Marcos Coimbra
José Ricardo Sasseron	Marcus Pereira Aucélio
Luciano Galvão Coutinho	Oswaldo Mário Pêgo de Amorim Azevedo
Masami lijima
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Sandro Kohler Marcondes	Executive Officers

Roger Agnelli
Advisory Committees of the Board of Directors	Chief Executive Officer

Controlling Committee	Carla Grasso
Luiz Carlos de Freitas	Executive Officer for Human Resources and Corporate
Paulo Ricardo Ultra Soares	Services
Paulo Roberto Ferreira de Medeiros
Demian Fiocca
Executive Development Committee	Executive Officer for Management and Sustainability
João Moisés de Oliveira
José Ricardo Sasseron	Eduardo de Salles Bartolomeo
Oscar Augusto de Camargo Filho	Executive Officer for Logistics, Engineering and Project
Management

Strategic Committee
Roger Agnelli	Fabio de Oliveira Barbosa
Mário da Silveira Teixeira Júnior	Chief Financial Officer and Investor Relations
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa	José Carlos Martins
Executive Officer for Ferrous Minerals

Finance Committee
Fabio de Oliveira Barbosa	Tito Botelho Martins
Ivan Luiz Modesto Schara	Executive Officer for Non Ferrous
Luiz Maurício Leuzinger
Wanderlei Viçoso Fagundes	Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department

Governance and Sustainability Committee	Vera Lúcia de Almeida Pereira Elias
Jorge Luiz Pacheco	Chief Accountant
Renato da Cruz Gomes	CRC-RJ — 043059/O-8
Ricardo Simonsen

Equity Investee Information — 12/31/2008
Aluminum Area — Albras (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	109	99	117	108	433	108	123	108	104	443
Quantity sold - internal market	MT (thousand)	7	6	7	6	26	7	6	7	6	26

Quantity sold - total	MT (thousand)	116	105	124	114	459	115	129	115	110	469

Average sales price - external market	US$	2,486.87	2,939.31	2,888.76	2,150.39	2,589.98	2,688.76	2,727.00	2,631.55	2,405.80	2,611.76
Average sales price - internal market	US$	2,307.59	2,640.89	2,625.72	2,380.23	2,827.94	2,500.55	2,689.00	2,599.78	2,196.61	2,372.90

Average sales price - total	US$	2,476.70	2,920.77	2,874.64	2,162.48	2,603.46	2,677.30	2,724.78	2,585.19	2,393.38	2,598.49

Long-term indebtedness, gross	US$	283,333	300,521	266,666	249,999	249,999	319,272	311,912	305,833	300,718	300,718
Short-term indebtedness, gross	US$	111,462	90,031	127,730	133,329	133,329	3,501	—	2,034	40,083	40,083

Total indebtedness, gross	US$	394,795	390,552	394,396	383,328	383,328	322,773	311,912	307,867	340,801	340,801

Stockholders’ equity	R$	1,762,743	1,871,810	1,908,042	1,949,655	1,949,655	1,593,343	1,661,559	1,851,784	1,775,488	1,775,488

Net operating revenues	R$	507,262	513,302	583,876	556,610	2,161,050	654,600	700,893	577,381	478,152	2,411,026
Cost of products	R$	(389,192)	(370,909)	(431,517)	(445,146)	(1,636,764)	(419,374)	(464,066)	(400,422)	(373,884)	(1,657,746)
Other expenses / revenues	R$	(33,556)	(34,060)	(30,811)	(56,582)	(155,009)	(23,417)	(34,666)	(29,700)	(48,011)	(135,794)
Depreciation, amortization and depletion	R$	18,680	17,539	18,851	17,422	72,492	18,427	39,204	1,029	15,669	74,329

EBITDA	R$	103,194	125,872	140,399	72,304	441,769	230,236	241,365	148,288	71,926	691,815
Depreciation, amortization and depletion	R$	(18,680)	(17,539)	(18,851)	(17,422)	(72,492)	(18,427)	(39,204)	(1,029)	(15,669)	(74,329)

EBIT	R$	84,514	108,333	121,548	54,882	369,277	211,809	202,161	147,259	56,257	617,486
Non recurrent intens (Write-down of assets)	R$	(6)	—	—	—	(6)	—	—	—	184	184
Net financial result	R$	(116,210)	63,342	(72,234)	(23,765)	(148,867)	34,420	(19,200)	128,740	67,136	211,096
Non operational results	R$	—				—	—	—	(5,519)	—	(5,519)

Income before income tax and social contribution	R$	(31,702)	171,675	49,314	31,117	220,404	246,229	182,961	270,480	123,577	823,247
Income tax and social contribution	R$	(14,510)	(62,608)	(13,082)	18,084	(72,116)	(50,055)	(114,746)	(80,256)	(13,901)	(258,957)

Net income	R$	(46,212)	109,067	36,232	49,201	148,288	196,174	68,215	190,224	109,676	564,290

Aluminum Area — MRN (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	1,369	1,573	1,496	—	4,438	1,386	1,356	1,522	1,365	5,629
Quantity sold - internal market	MT (thousand)	2,621	2,949	3,268	—	8,838	3,350	2,969	2,939	2,993	12,251

Quantity sold - total	MT (thousand)	3,990	4,522	4,764	—	13,276	4,736	4,325	4,461	4,358	17,880

Average sales price - external market	US$	61.52	34.93	34.71	—	34.96	33.35	32.47	33.29	34.42	33.38
Average sales price - internal market	US$	53.89	31.24	31.96	—	31.61	27.04	27.04	27.69	28.38	27.52
Average sales price - total	US$	56.51	32.52	32.83	—	32.73	28.89	28.74	29.60	30.27	29.37

Long-term indebtedness, gross	US$	46,151	115,231	96,970	—	96,970	38,936	35,488	26,516	44,715	44,715
Short-term indebtedness, gross	US$	245,429	221,143	225,894	—	225,894	204,362	223,553	207,048	147,619	147,619

Total indebtedness, gross	US$	291,580	336,374	322,864	—	322,864	243,298	259,041	233,564	192,334	192,334

Stockholders’ equity	R$	634,170	687,360	717,533	—	717,533	715,623	825,859	933,029	592,007	592,007

Net operating revenues	R$	206,543	220,647	242,896	—	670,086	284,926	249,740	253,386	235,716	1,023,768
Cost of products	R$	(121,170)	(150,287)	(145,601)	—	(417,058)	(142,081)	(133,000)	(133,695)	(133,914)	(542,690)
Other expenses / revenues	R$	(4,622)	(5,480)	(5,586)	—	(15,688)	(5,183)	(5,832)	(2,840)	(5,273)	(19,128)
Depreciation, amortization and depletion	R$	28,386	28,305	28,322	—	85,013	27,234	27,984	27,491	28,118	110,827

EBITDA	R$	109,137	93,185	120,031	—	322,353	164,896	138,892	144,342	124,647	572,777
Depreciation, amortization and depletion	R$	(28,386)	(28,305)	(28,322)	—	(85,013)	(27,234)	(27,984)	(27,491)	(28,118)	(110,827)

EBIT	R$	80,751	64,880	91,709	—	237,340	137,662	110,908	116,851	96,529	461,950
Net financial result	R$	(12,584)	18,096	(53,799)	—	(48,287)	4,991	10,310	2,490	2,730	20,521

Income before income tax and social contribution	R$	68,167	82,976	37,910	—	189,053	142,653	121,218	119,341	99,259	482,471
Income tax and social contribution	R$	(25,009)	(29,786)	(7,737)	—	(62,532)	(12,368)	(10,530)	(12,171)	(10,128)	(45,197)

Net income	R$	43,158	53,190	30,173	—	126,521	130,285	110,688	107,170	89,131	437,274

Aluminum Area — Alunorte (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	814	832	975	1,336	3,957	699	769	828	933	3,229
Quantity sold - internal market	MT (thousand)	235	258	301	250	1,044	244	252	248	271	1,015

Quantity sold - total	MT (thousand)	1,049	1,090	1,276	1,586	5,001	943	1,021	1,076	1,204	4,244

Average sales price - external market	US$	322.36	372.73	378.60	286.74	334.79	344.85	349.61	340.23	312.26	335.38
Average sales price - internal market	US$	287.59	340.49	342.74	324.54	358.65	309.77	311.69	306.88	275.46	300.38

Average sales price - total	US$	314.57	365.10	370.14	292.70	339.77	335.77	340.25	332.54	303.98	327.01

Long-term indebtedness, gross	US$	740,000	828,590	855,397	855,398	855,398	527,944	558,388	483,873	556,065	556,065
Short-term indebtedness, gross	US$	20,037	—	28,951	31,124	31,124	—	—	—	—	—

Total indebtedness, gross	US$	760,037	828,590	884,348	886,522	886,522	527,944	558,388	483,873	556,065	556,065

Stockholders’ equity	R$	4,077,566	4,233,439	4,345,957	4,346,958	4,346,958	3,602,210	3,766,403	4,119,110	4,136,553	4,136,553

Net operating revenues	R$	574,017	660,565	789,345	1,033,795	3,057,722	670,033	669,980	713,458	655,750	2,709,221
Cost of products	R$	(476,079)	(478,374)	(587,518)	(754,073)	(2,296,044)	(383,541)	(430,068)	(479,498)	(512,055)	(1,805,162)
Other expenses / revenues	R$	(25,223)	(26,517)	(22,959)	(49,473)	(124,172)	(15,470)	(21,684)	(17,934)	(30,690)	(85,778)
Depreciation, amortization and depletion	R$	36,013	30,350	30,294	45,448	142,105	27,145	31,041	28,305	30,193	116,684

EBITDA	R$	108,728	186,024	209,162	275,697	779,611	298,167	249,269	244,331	143,198	934,965
Depreciation, amortization and depletion	R$	(36,013)	(30,350)	(30,294)	(45,448)	(142,105)	(27,145)	(31,041)	(28,305)	(30,193)	(116,684)

EBIT	R$	72,715	155,674	178,868	230,249	637,506	271,022	218,228	216,026	113,005	818,281
Net financial result	R$	(108,077)	33,026	(57,123)	(227,185)	(359,359)	40,691	(29,795)	57,674	52,961	121,531
Non recurrent intens (Write-down of assets)	R$	—				—	—	—	(37)	108	71

Income before income tax and social contribution	R$	(35,362)	188,700	121,745	3,064	278,147	311,713	188,433	273,663	166,074	939,883
Income tax and social contribution	R$	(7,679)	(32,826)	(9,227)	12,761	(36,971)	(37,767)	(24,240)	(69,500)	(24,958)	(156,465)

Net income	R$	(43,041)	155,874	112,518	15,825	241,176	273,946	164,193	204,163	141,116	783,418

Aluminum Area — Valesul (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	4	7	6	—	17	9	10	8	8	35
Quantity sold - internal market	MT (thousand)	16	15	19	—	50	10	16	15	30	71

Quantity sold - total	MT (thousand)	20	22	25	—	67	19	26	23	38	106

Average sales price - external market	US$	2,653.70	2,846.14	2,679.23	—	2,735.46	2,828.64	2,902.69	2,750.68	2,580.48	2,777.48
Average sales price - internal market	US$	3,786.95	4,168.23	3,321.93	—	3,674.75	4,037.71	4,068.49	4,045.36	3,415.84	3,722.07
Average sales price - total	US$	3,560.30	3,747.56	3,148.89	—	3,426.11	3,512.03	3,652.13	3,696.79	3,177.17	3,410.18

Stockholders’ equity	R$	637,555	644,643	650,810	—	650,810	279,134	662,457	671,728	649,126	649,126

Net operating revenues	R$	100,607	115,282	134,658	—	350,547	146,650	139,569	123,409	120,724	530,352

Cost of products	R$	(84,081)	(91,021)	(122,915)	—	(298,017)	(100,019)	(108,609)	(98,114)	(103,968)	(410,710)

Other expenses / revenues	R$	(10,741)	(10,754)	(9,585)	—	(31,081)	(7,436)	(6,773)	(10,399)	(7,611)	(32,219)

Depreciation, amortization and depletion	R$	8,099	5,909	7,084	—	21,092	3,765	3,662	6,691	6,718	20,836

EBITDA	R$	13,884	19,416	9,242	—	42,541	42,960	27,849	21,587	15,863	108,259
Depreciation, amortization and depletion	R$	(8,099)	(5,909)	(7,084)	—	(21,092)	(3,765)	(3,662)	(6,691)	(6,718)	(20,836)

EBIT	R$	5,785	13,507	2,158	—	21,449	39,195	24,187	14,896	9,145	87,423
Net financial result	R$	(905)	(372)	10,469	—	9,192	(503)	(392)	(188)	(1,021)	(2,104)

Income before income tax and social contribution	R$	4,880	13,135	12,627	—	30,641	38,692	23,795	14,708	8,124	85,319
Income tax and social contribution	R$	(2,814)	(6,045)	(6,460)	—	(15,319)	(6,298)	(5,434)	(5,437)	(10,727)	(27,896)

Net income	R$	2,066	7,090	6,167	—	15,322	32,394	18,361	9,271	(2,603)	57,423

Pellets Area — Hispanobras (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	404	400	618	—	1,422	565	504	527	394	1,990
Quantity sold - internal market	MT (thousand)	710	805	554	396	2,465	800	620	510	545	2,475

Quantity sold - total	MT (thousand)	1,114	1,205	1,172	396	3,887	1,365	1,124	1,037	939	4,465

Average sales price - external market	US$	71.45	203.07	227.18	—	176.15	69.26	77.40	72.50	73.25	72.97
Average sales price - internal market	US$	75.95	203.58	236.04	146.47	164.94	72.97	79.73	74.88	76.94	75.93
Average sales price - total	US$	74.32	203.41	231.37	146.47	169.04	71.43	78.69	73.67	75.39	74.71

Short-term indebtedness, gross	US$	75,338	58,382	7,474	—	—	6,213	9,338	14,212	45,583	45,583

Total indebtedness, gross	US$	75,338	58,382	7,474	—	—	6,213	9,338	14,212	45,583	45,583

Stockholders’ equity	R$	157,097	264,714	301.251	333,094	333,094	167,293	149,665	159,658	149,964	149,964

Net operating revenues	R$	144,995	409,554	274,225	113,968	942,742	205,706	175,156	146,352	127,964	655,178
Cost of products	R$	(129,399)	(237,400)	(196,794)	(81,105)	(644,698)	(164,230)	(145,097)	(100,792)	(138,321)	(548,440)
Other expenses / revenues	R$	(4,226)	(5,218)	(3,828)	(14,393)	(27,665)	(2,313)	(3,659)	(28,043)	(2,325)	(36,340)
Depreciation, amortization and depletion	R$	1,832	2,106	2,341	1,980	8,259	2,146	1,744	1,624	2,820	8,334

EBITDA	R$	13,202	169,042	75,944	20,450	278,638	41,309	28,144	19,141	(9,862)	78,732
Depreciation, amortization and depletion	R$	(1,832)	(2,106)	(2,341)	—	(6,279)	(2,146)	(1,744)	(1,624)	(2,820)	(8,334)

EBIT	R$	11,370	166,936	73,603	—	272,359	39,163	26,400	17,517	(12,682)	70,398
Net financial result	R$	901	(2,986)	11,974	—	9,889	(3,060)	(3,412)	(2,004)	(1,425)	(9,901)

Income before income tax and social contribution	R$	12,271	163,950	85,577	—	282,248	36,103	22,988	15,513	(14,107)	60,497
Income tax and social contribution	R$	(5,138)	(56,334)	(29,992)	—	(91,464)	(12,506)	(8,787)	(5,521)	4,413	(22,401)

Net income	R$	7,133	107,616	55,585	—	190,784	23,597	14,201	9,992	(9,694)	38,096

Pellets Area — Itabrasco (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	185	754	800	—	1,739	589	701	282	439	2,011
Quantity sold — internal market	MT (thousand)	843	90	273	—	1,206	283	657	562	605	2,107

Quantity sold — total	MT (thousand)	1,028	844	1,073	—	2,945	872	1,358	844	1,044	4,118

Average sales price — external market	US$	75.36	75.18	187.03	—	126.65	75.72	74.48	77.40	75.60	75.60
Average sales price — internal market	US$	75.11	82.52	137.90	—	90.61	71.33	73.81	75.02	74.37	73.64
Average sales price — total	US$	75.15	75.96	174.53	—	111.89	73.53	74.16	75.82	74.89	74.60

Short-term indebtedness, gross	US$	51,974	79,909	61,326	—	61,326	—	—	32,376	42,600	42,600

Total indebtedness, gross	US$	51,974	79,909	61,326	—	61,326	—	—	32,376	42,600	42,600

Stockholders’ equity	R$	165,101	166,240	230.754	—	230.754	143,226	117,480	126,996	160,386	160,386

Net operating revenues	R$	136,495	106,308	326,353	—	569,156	136,746	201,246	124,047	139,642	601,681
Cost of products	R$	(120,715)	(102,629)	(213,522)	—	(436,866)	(111,373)	(171,403)	(116,301)	(124,474)	(523,551)
Other expenses / revenues	R$	(4,902)	(4,749)	(9,099)	—	(18,750)	2,557	(7,720)	9,391	(3,852)	376
Depreciation, amortization and depletion	R$	2,560	2,097	1,961	—	6,618	(1,325)	4,645	1,137	2,160	6,617

EBITDA	R$	13,438	1,027	105,693	—	120,158	26,605	26,768	18,274	13,476	85,123
Depreciation, amortization and depletion	R$	(2,560)	(2,097)	(1,961)	—	(6,618)	1,325	(4,645)	(1,137)	(2,160)	(6,617)

EBIT	R$	10,878	(1,070)	103,732	—	113,540	27,930	22,123	17,137	11,316	78,506
Net financial result	R$	(1,498)	5,330	(3,629)	—	203	(2,229)	(1,148)	(1,784)	(1,216)	(6,377)

Income before income tax and social contribution	R$	9,380	4,260	100,103	—	113,743	25,701	20,975	15,353	10,100	72,129
Income tax and social contribution	R$	(4,665)	(3,121)	(35,589)	—	(43,375)	(9,706)	(7,751)	(6,198)	(8,779)	(32,434)

Net income	R$	4,715	1,139	64,514	—	70,368	15,995	13,224	9,155	1,321	39,695

Pellets Area — Samarco (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — Pellets	MT (thousand)	3,010	4,327	5,519	—	12,856	3,003	3,742	3,241	4,373	14,359
Quantity sold — Iron ore	MT (thousand)	168	140	154	—	462	463	638	302	358	1,761

Average sales price — Pellets	US$	105.51	142.07	152.30	—	105.51	77.51	82.38	83.61	82.58	81.70
Quantity sold — Iron ore	US$	47.61	98.95	73.86	—	47.61	46.79	46.78	45.30	49.14	47.01

Long-term indebtedness, gross	US$	799,634	799,597	799,666	—	799,666	737,926	817,457	807,753	799,087	799,087
Short-term indebtedness, gross	US$	591,496	845,623	987,132	—	987,132	192,157	323,841	397,992	572,218	572,218

Total indebtedness, gross	US$	1,391,130	1,645,220	1,786,798	—	1,786,798	930,083	1,141,298	1,205,745	1,371,305	1,371,305

Stockholders’ equity	R$	995,859	1,493,766	1,377,023	—	1,377,023	970,015	1,018,112	1,175,289	823,011	823,011

Net operating revenues	R$	576,988	1,033,109	1,387,256	—	2,997,353	557,293	667,398	551,937	684,666	2,461,294
Cost of products	R$	(275,764)	(450,521)	(520,484)	—	(1,246,769)	(233,161)	(269,773)	(221,186)	(339,323)	(1,063,443)
Other expenses / revenues	R$	(76,574)	(160,350)	(89,263)	—	(326,187)	(39,119)	(152,413)	(62,990)	(123,636)	(378,158)
Depreciation, amortization and depletion	R$	13,635	26,227	44,595	—	84,457	13,884	15,631	16,346	16,555	62,416

EBITDA	R$	238,285	448,465	822,104	—	1,508,854	298,897	260,843	284,107	238,262	1,082,109
Depreciation, amortization and depletion	R$	(13,635)	(26,227)	(44,595)	—	(84,457)	(13,884)	(15,631)	(16,346)	(16,555)	(62,416)

EBIT	R$	224,650	422,238	777,509	—	1,424,397	285,013	245,212	267,761	221,707	1,019,693
Result of equity investiments	R$	—	—		—	—	4,856	6,120	2,532	(13,508)	—
Net financial result	R$	5,635	176,662	(466,551)	—	(284,254)	73,965	26,485	43,064	45,347	188,861

Income before income tax and social contribution	R$	230,285	598,900	310,958	—	1,140,143	363,834	277,817	313,357	253,546	1,208,554
Income tax and social contribution	R$	(57,342)	(100,979)	(46,457)	—	(204,778)	(65,216)	(66,798)	(64,235)	(40,322)	(236,571)

Net income	R$	172,943	497,921	264,501	—	935,365	298,618	211,019	249,122	213,224	971,983

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2009	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations